Exhibit 99.1

Brookfield Renewable Energy Partners L.P.

ANNUAL REPORT

2013

TABLE OF CONTENTS

Letter To Shareholders	1
Generation for The Years Ended December 31, 2013 and 2012	11
Financial Review for The Years Ended December 31, 2013 and 2012	12
Analysis Of Consolidated Financial Statements and Other Information	23
Audited Consolidated Financial Statements as at and
for The Year Ended December 31, 2013	61

our operations

We operate our facilities through three regional operating centers in the United States, Canada and Brazil which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 193 hydroelectric generating stations, 11 wind facilities, and two natural gas-fired plants. Overall, the assets we own or manage have 5,849 MW of generating capacity and annual generation of 22,159 GWh based on long-term averages. The table below outlines our portfolio as at December 31, 2013:

	River	Generating	Generating	Capacity	LTA(1)(2)	Storage
	Systems	Facilities	Units	(MW)	(GWh)	(GWh)
Hydroelectric generation(3)
United States	28	126	371	2,696	9,951	3,582
Canada	18	32	72	1,323	5,062	1,261
Brazil	23	35	75	671	3,656	N/A
	69	193	518	4,690	18,669	4,843
Wind energy
United States	-	8	724	538	1,394	-
Canada	-	3	220	406	1,197	-
	-	11	944	944	2,591	-
Other	-	2	6	215	899	-
	69	206	1,468	5,849	22,159	4,843

(1)            Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(2)            Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

(3)            Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years. In Brazil, assured generation levels are used as a proxy for long-term average.

The following table presents the annualized long-term average generation of our operating portfolio on a quarterly basis as at December 31, 2013:

LTA (GWh)(1)(2)	Q1	Q2	Q3	Q4	Total
Hydroelectric generation(3)
United States	2,659	2,829	2,013	2,450	9,951
Canada	1,196	1,461	1,234	1,171	5,062
Brazil	947	892	894	923	3,656
	4,802	5,182	4,141	4,544	18,669
Wind energy
United States	311	468	341	274	1,394
Canada	324	292	238	343	1,197
	635	760	579	617	2,591
Other	222	218	240	219	899
Total	5,659	6,160	4,960	5,380	22,159

(1)           Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(2)           Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

(3)           Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years. In Brazil, assured generation levels are used as a proxy for long-term average.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

                This Annual Report contains  forward-looking information within the meaning of Canadian and U.S. securities laws. We may make such statements in this Annual Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications - see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 59. We make use of non-IFRS measures in this Annual Report  - see “Cautionary Statement Regarding Use Of Non-IFRS Measures” beginning on page 60. This Annual Report, our Form 20-F  and additional information filed with securities regulators in Canada and with the U.S. Securities and Exchange Commission are available on our website at www.brookfieldrenewable.com, on SEDAR’s website at www.sedar.com  or on EDGAR’s website at www.sec.gov.

Letter to SHAREHOLDERS

In the 15 years since its inception, Brookfield Renewable has produced a compelling track record of value creation for shareholders. In 2011, we successfully transitioned from a Canadian-focused income trust into a global renewable power business, now listed on both the New York and Toronto stock exchanges, with solid performance and outstanding prospects for continued expansion and total returns. We are very proud of our 2013 successes and believe we are well positioned for even stronger future growth and returns.

Organic Growth Highlights

Our growth strategy is simple – to invest in and operate high-quality renewable power assets and accretively grow cash flow on a per-share basis. To do this, we focus on several key organic growth initiatives that should comfortably support the higher end of our long-term distribution growth target of 3-5% annually. In addition, we originate and execute an acquisition strategy that has a proven track record.

Our organic growth strategy is built upon the following principles:

Position the portfolio to benefit from improving market conditions and rising power prices. Today, we have 2 million megawatt hours of annual hydroelectric generation that was acquired in the last 24 months in the U.S. at values reflecting the low power price environment in our core markets. These facilities (and BREP’s cash flows) stand to benefit directly if power prices rise, either due to the need for new supply, the continued shift away from carbon producing technologies or increased demand as an economic recovery gains momentum.

Over the long term, our objective remains to have predominantly contracted cash flows (our portfolio is 93% contracted in 2014 and at least 80% contracted over the next five years), as this provides a high degree of cash flow stability and margin preservation given the inflation-linked nature of our power purchase agreements. However, we believe a prudent level of market-based cash flow today, underwritten in this environment, has embedded the business with attractive upside which we expect to lock in through long-term contracts once prices reach higher and more sustainable levels.

To put this into perspective, an increase of $10 per MWh in power prices would add $20 million of funds from operations (FFO) to our business, increasing current cash flow by approximately 3-4% annually.

Commercialize our development pipeline at premium returns. Our development team has a 15-year track record of building renewable power projects on scope, schedule and budget. Over the last 12 months we have built two hydroelectric facilities comprising nearly 50 MW, we continue to build a 45 MW hydro facility on scope, schedule and budget and we are broadening our expertise into solar to ensure we maintain a healthy pipeline and strong growth prospects.

Accordingly, we continue to advance our 1,700 MW development pipeline and expect to invest approximately $500 million of BREP equity over the next five years at 17%-20% returns. This pipeline is defined by high-quality hydro, wind and solar development projects in attractive markets and has the potential to add $80-$100 million of FFO to the business during this period.

Leverage our unique operating platform to enhance efficiencies. In 2013, we undertook the reorganization of our Canadian and U.S. businesses into a North American platform to benefit from scale and operating efficiencies and to support our anticipated growth. When it is completed early this year, this initiative will reduce operating expenses by approximately $12 million annually. With mature operating

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

platforms in North America and Latin America, and the early stages of a European platform, we are positioning the business for global growth in what we believe are the most attractive renewable markets.

Acquisition Highlights

We acquired 650 MW of renewable capacity in the last year, once again demonstrating our ability to work with sellers of a strategic, industrial or financial nature. In total, we reviewed more than $20 billion worth of transactions last year, and despite this abundant deal flow we remain extremely disciplined and selective in our underwriting approach. It was particularly rewarding to see our patient approach to a European expansion result in us being named in the preferred bidder consortium in the privatization of Bord Gáis Energy, which owns one of the leading wind portfolios in Ireland and whose operating wind capacity is expected to surpass 500 MW by 2015. This would represent our first renewable investment in Europe and provide us with an established platform from which to grow our business through continued acquisition and development.

This year promises to be another active one and we have started it on strong footing with the announced acquisition, with our institutional partners, of a 33% stake in a 417 MW hydroelectric facility. This asset is one of the largest hydro facilities in the U.S. located in Pennsylvania with direct access to the PJM market and is consistent with our strategy of buying premium hydroelectric facilities with market-based cash flows in this price environment.

Financial Strength

Our financial position continues to be very strong and provides us with significant flexibility to carry out our growth objectives while keeping our risk profile low. We currently have over $1 billion of liquidity available to fund the business. We generated a record $594 million in FFO in 2013. We continue to pursue numerous cost savings and efficiencies in our operating platforms. And, in the current low rate environment, we have refinanced over $3 billion of debt and credit facilities, lowering our total borrowing costs by 30 basis points while maintaining our average debt duration at approximately 11 years.

We have a long track record executing our growth strategy and optimizing our operations. This has allowed us to consistently grow our distributions for 15 years.  In light of all of the accomplishments of 2013, we are once again announcing an increase in our annualized distribution to $1.55 per unit, representing a 7% increase from 2013 and nearly 20% since the end of 2011. This exceeds the high end of our target range and reflects the positive impact of the aforementioned initiatives and prospects.

On a final note, I would like to express my sincere appreciation to our employees, directors, shareholders and many business partners for their ongoing support. I believe Brookfield Renewable’s brightest days are still ahead and look forward to reporting on our continued progress.

Sincerely,

Richard Legault

President and Chief Executive Officer

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Management’s Discussion and Analysis

For the year ended December 31, 2013

HIGHLIGHTS FOR 2013

Operating Results

Results for 2013 have been very strong, with funds from operations at $594 million and significantly above the prior year’s result of $347 million. Total generation was 22,222 GWh compared to the long-term average of 21,836 GWh and to 15,942 GWh for the prior year. Key drivers of these results were as follows:

•          596 MW of additional capacity was efficiently integrated into the hydroelectric and wind portfolios through a combination of acquisitions, follow-on investments and greenfield development. This resulted in a contribution of $53 million to funds from operations. These new assets are expected to contribute approximately 2.5 TWh of annualized generation.

•          Generation for a full year of operations from assets acquired or commissioned in 2012 resulted in a contribution of $18 million to funds from operations.

•          The hydroelectric portfolio benefitted from favorable hydrology conditions when compared to 2012 which had below average conditions. Hydrology levels and inflows were 4% higher than the long term average contributing $203 million to revenues. The wind portfolio benefited from improved wind conditions across the U.S. portfolio as compared to the prior year.

Growth and Development

Brookfield Renewable completed initiatives on 596 MW of power generating assets as follows:

•          Acquired, with institutional partners, a 360 MW operating portfolio located in Maine for a total enterprise value of $760 million. The portfolio is expected to generate approximately 1.6 TWh annually;

•          Acquired the remaining 50% interest, previously held by our partner, in an 83 MW facility located in British Columbia;

•          100% of the common shares of Western Wind which owns 165 MW of wind generation facilities in California and 440 GWh of expected annual generation; and

•          Construction on the 29 MW project in Brazil was completed, and entered commercial operation on scope, schedule and budget.

Construction on the 45 MW hydroelectric project in British Columbia continues to progress on scope, schedule and budget, and is expected to enter commercial operation in mid-2014.

In December 2013, we were identified as part of a consortium that was named by the Irish Government as the preferred bidder to acquire state-owned Bord Gáis Energy.  Part of Bord Gáis Energy’s business includes a portfolio of operating and development wind energy projects in Ireland and Northern Ireland.

Funding and Liquidity

There were a number of achievements during 2013 which enhanced the capital structure and access to liquidity:

•          Renewed and upsized credit facilities by $490 million to $1.48 billion, extended the maturity by one year, and lowered credit spreads by 50 basis points;

•          Completed two separate issuances of Class A Preference Shares with a fixed, annual, yield of 5%, resulting in C$350 million in total gross proceeds;

•          On the recently acquired 360 MW operating hydroelectric portfolio located in Maine, we completed a restructuring of $700 million of borrowings and recapitalized the portfolio with a $279 million bridge loan;

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

•          Raised C$170 million from incremental long-term borrowings through up-financing initiatives on two wind facilities in our Canadian portfolio;

•          BREP LP units began trading on the New York Stock Exchange on June 11, 2013, under the symbol BEP; and

•          Increased unitholder distributions from $1.38 per unit to $1.45 per unit on an annualized basis.

The liquidity levels remain strong at $1.2 billion. In addition, through an investment in a private fund sponsored by Brookfield Asset Management, the liquidity and capital available from institutional partners provides additional flexibility to pursue large scale opportunities.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

SUMMARY OF HISTORICAL CONSOLIDATED FINANCIAL AND OTHER INFORMATION

(MILLIONS, EXCEPT AS NOTED)	2013	2012	2011	2010	2009
Operational information(1):
Capacity (MW)	5,849	5,304	4,536	4,309	4,198
Long-term average generation (GWh)(2)	21,836	18,202	16,297	15,887	15,529
Actual generation (GWh)(2)	22,222	15,942	15,877	14,480	15,833
Average revenue ($ per MWh)	77	82	74	72	62
Selected Financial Information:
Revenues	$1,706	$1,309	$1,169	$1,045	$984
Adjusted EBITDA(3)	1,208	852	804	751	743
Funds from operations(3)	594	347	332	269	324
Adjusted funds from operations(3)	538	295	284	221	276
Net income (loss)	215	(95)	(451)	294	(580)
Distributions per share
Preferred equity(4)	1.18	1.27	1.34	1.03	-
Limited partners' equity(5)	1.45	1.38	0.34	-	-

(MILLIONS, EXCEPT AS NOTED)	2013	2012	2011	2010	2009
Balance sheet data:		Restated (6)
Property, plant and equipment, at fair value	$15,741	$15,702	$14,002	$12,260	$12,969
Equity-accounted investments	290	344	405	269	283
Total assets	16,977	16,925	15,708	13,874	14,836

Long-term debt and credit facilities	6,623	6,119	5,519	4,994	4,663
Deferred income tax liabilities	2,265	2,349	2,367	2,424	2,773
Total liabilities	9,441	9,117	8,524	8,701	9,813
Preferred equity	796	500	241	252	-
Participating non-controlling interests -
in operating subsidiaries	1,303	1,028	629	206	197
General partnership interest in a holding
subsidiary held by Brookfield	54	63	64	34	40
Participating non-controlling interests -
in a holding subsidiary - Redeemable
/Exchangeable units held by Brookfield	2,657	3,070	3,089	1,643	1,920
Limited partners' equity	2,726	3,147	3,161	1,683	1,967
Total liabilities and equity	16,977	16,925	15,708	13,874	14,836
Debt to total capitalization(7)	41%	38%	37%	40%	40%

(1)           Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)           Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures.”

(4)           Represents the weighted-average distribution to the Series 1, Series 3, Series 5 and Series 6 Shares.

(5)           Represents distributions per share to holders of Redeemable/Exchangeable Units, LP Units and general partnership interest.

(6)           Restated with the adoption of IAS 19R “Employee Benefits”.

(7)           Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Our Competitive Strengths

Brookfield Renewable is one of the largest publicly-traded, pure-play renewable power businesses in the world.  As the owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources, our track record is strong.

Our assets generate high quality, stable cash flows derived from a highly contracted portfolio. Our business model is simple: utilize our global reach to identify and acquire high quality renewable power assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our shareholders.

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One of the largest, listed pure-play renewable platforms. We own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with $17 billion in power assets, 5,849 MW of installed capacity, and long-term average generation from operating assets of 22,159 GWh annually. Our portfolio includes 193 hydroelectric generating stations on 69 river systems and 11 wind facilities, diversified across 12 power markets in the United States, Canada and Brazil.

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Generation by Technology	Generation by Market

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest cost and most environmentally preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 32% of their annual generation. Our assets in Brazil benefit from a framework that exists in the country to levelize generation risk across hydroelectric producers. This ability to store water and have levelized generation in Brazil, provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other listed renewable power platforms, providing significant scarcity value to investors.

Well positioned for global growth mandate. We have strong organic growth potential with an approximate 1,700 MW development pipeline spread across all of our operating jurisdictions, combined with the ability to capture operating efficiencies and the value of rising power prices for the market-based portion of our portfolio. Our organic growth is complemented by our strong acquisition ability. Over the last ten years we have acquired or commissioned approximately 160 hydroelectric assets totaling approximately 3,200 MW and 11 wind generating assets totaling approximately 950 MW. In 2013, we

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

acquired or commissioned hydroelectric generating assets that have an installed capacity of 431 MW and 165 MW of wind generating assets. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our strong liquidity and capitalization profile.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a distribution payout ratio in the range of approximately 60% to 70% of funds from operations and pursue a long-term distribution growth rate target in the range of 3% to 5% annually.

Stable, high quality cash flows with attractive long-term value for limited partnership unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind power assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 93% of our 2014 generation output is sold pursuant to power purchase agreements, to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The power purchase agreements for our assets have a weighted-average remaining duration of 18 years, providing long-term cash flow stability.

Strong financial profile. With $17 billion of power assets and a conservative leverage profile, consolidated debt-to-capitalization is approximately 41%. Our liquidity position remains strong with approximately $1.2 billion of cash and unutilized portion of committed bank lines. Approximately 74% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately 8 and 12 years, respectively.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Successful Combination of our RENEWABLE ENERGY business

On November 28, 2011, we completed the strategic combination (the “Combination”) of the renewable power assets of Brookfield Renewable Power Inc. (“BRPI”) and Brookfield Renewable Power Fund (the “Fund”) to launch Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), a publicly-traded limited partnership. Public unitholders of the Fund received one non-voting limited partnership unit of Brookfield Renewable in exchange for each trust unit of the Fund held, and the Fund was wound up.

Basis of Presentation

This Management’s Discussion and Analysis for the year ended December 31, 2013 is provided as of March 17, 2014. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Energy Partners L.P. and its controlled entities.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars.

The Combination

The Combination does not represent a business combination in accordance with IFRS 3 Business Combinations (“IFRS 3R”) as it represents a reorganization of entities under common control of Brookfield Asset Management. Accordingly, the consolidated financial statements of Brookfield Renewable are presented to reflect such continuing control and no adjustments were made to reflect fair values or to recognize any new assets or liabilities, as a result of the Combination. Brookfield Renewable’s consolidated balance sheets, statements of income (loss), and statements of cash flows are presented as if these arrangements had been in place from the time that the operations were originally acquired by Brookfield Asset Management. For periods prior to November 28, 2011, the financial information for Brookfield Renewable represents the combined financial information for the Brookfield Renewable Power Division, a division of Brookfield Asset Management. Transactions entered into as part of the Combination are accounted for effective November 28, 2011.

Voting Agreements with Affiliates

Effective December 2011, Brookfield Renewable entered into voting arrangements with various affiliates of Brookfield Asset Management, whereby Brookfield Renewable gained control of the entities that own certain United States and Brazil renewable power generating operations (the “Voting Arrangements”). The Voting Arrangements provide Brookfield Renewable with all of the voting rights to elect the boards of directors of the relevant entities and therefore provides Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

The Combination and the Voting Arrangements do not represent business combinations in accordance with IFRS 3R, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these reorganizations of entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-Combination and Voting Arrangement financial information as if the transactions had always been in place. Refer to Note 2(o)(ii) — Common control transactions  in our audited consolidated financial statements for our policy on accounting for transactions under common control.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include LP Units held by public unitholders and Redeemable/Exchangeable partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting the LP Units and the Redeemable/Exchangeable partnership units as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield Asset Management owns an approximate 65% limited partnership interest, on a fully-exchanged basis, and all general partnership units totaling a 0.01% general partnership interest in Brookfield Renewable, while the remaining 35% is held by the public.

Performance Measurement

We present our key financial metrics based on total results prior to distributions made to LP Unitholders, the Redeemable/Exchangeable Unitholders and GP Unitholders. In addition, our operations are segmented by country geography and asset type (i.e. Hydroelectric and Wind), as that is how we review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments.

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income, ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization, iii) Funds From Operations,  and iv) Adjusted Funds from Operations.

We also present these same measurements for our 2011 results on a pro forma basis (since Brookfield Renewable was only formed in November 2011) as if new contracts and contract amendments, along with the tax implications of the Combination, had each occurred as of January 1, 2011.

It is important to highlight that Adjusted EBITDA, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information on how we determine Adjusted EBITDA, funds from operations, and adjusted funds from operations, and we provide reconciliations to net income (loss) and cash flows from operating activities. See “Financial Review for the Years Ended December 31, 2013 and 2012”, “Financial Review for the Years Ended December 31, 2012 and 2011”, and “Reconciliation of Pro Forma Results”.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (Adjusted EBITDA)

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Funds From Operations

Funds from operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests.

Adjusted Funds From Operations

Adjusted funds from operations is defined as funds from operations less Brookfield Renewable’s share of levelized sustaining capital expenditures (based on long term capital expenditure plans). Our payout ratio is defined as distributions to Redeemable/Exchangeable Units, LP Units and general partnership interest, including general partner incentive distributions, divided by funds from operations.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

GENERATION FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The following tables reflect the actual and LTA generation for the year ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2013	2012	2013	2012	2013	2012
Hydroelectric generation
United States	10,082	5,913	9,681	7,205	401	(1,292)	4,169
Canada	5,494	3,953	5,062	4,972	432	(1,019)	1,541
Brazil(2)	3,656	3,470	3,656	3,470	-	-	186
	19,232	13,336	18,399	15,647	833	(2,311)	5,896
Wind energy
United States	1,145	619	1,341	837	(196)	(218)	526
Canada	1,075	1,090	1,197	1,197	(122)	(107)	(15)
	2,220	1,709	2,538	2,034	(318)	(325)	511
Other	770	897	899	521	(129)	376	(127)
Total generation(3)	22,222	15,942	21,836	18,202	386	(2,260)	6,280

(1)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)            In Brazil, assured generation levels are used as a proxy for long-term average.

(3)            Includes 100% of generation from equity-accounted investments.

            We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

            Accordingly, we present our generation and the corresponding Adjusted EBITDA and funds from operations on both an actual generation and a long-term average basis. See “Adjusted EBITDA and Funds from Operations on a Pro forma Basis Assuming Long-term Average”.

Generation levels during the year ended December 31, 2013 totaled 22,222 GWh, an increase of 6,280 GWh as compared to the same period of the prior year. The increase is attributable to favorable hydrology and wind conditions when compared to the prior year, the contribution of assets acquired or commissioned during the year in both our hydroelectric and wind portfolios, and a full year of generation from wind facilities acquired or commissioned in the first quarter of 2012.

Generation from the hydroelectric portfolio totaled 19,232 GWh, and above the long-term average of 18,399 GWh and an increase of 5,896 GWh as compared to the prior year. Generation from existing hydroelectric assets was 15,934 GWh compared to 13,336 GWh in the prior year, as generation returned to more normal levels relative to the dry conditions in the prior year. In addition, recent acquisitions and assets reaching commercial operations increased generation by 3,298 GWh.

Generation from the wind portfolio totaled 2,220 GWh, below the long-term average of 2,538 GWh and an increase of 511 GWh as compared to the prior year. The increase from prior year was primarily due to additional generation of 321 GWh from facilities acquired in California,  and more favorable wind conditions as compared to the prior year. The prior year results do not reflect a full year of operations for assets acquired or commissioned.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

FINANCIAL REVIEW FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The following table reflects Adjusted EBITDA, funds from operations, adjusted funds from operations, and reconciliation to net income (loss) and cash flows from operating activities for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2013	2012
Revenues	$1,706	$1,309
Other income	11	16
Share of cash earnings from equity-accounted investments	21	13
Direct operating costs	(530)	(486)
Adjusted EBITDA(1)	1,208	852
Interest expense – borrowings	(410)	(411)
Management service costs	(41)	(36)
Current income taxes	(19)	(14)
Less: cash portion of non-controlling interests
Preferred equity	(37)	(16)
Participating non-controlling interests - in operating subsidiaries	(107)	(28)
Funds from operations(1)	594	347
Less: sustaining capital expenditures(2)	(56)	(52)
Adjusted funds from operations(1)	538	295
Add: cash portion of non-controlling interests	144	44
Add: sustaining capital expenditures	56	52
Other items:
Depreciation(3)	(535)	(483)
Unrealized financial instrument gain (loss)	37	(23)
Share of non-cash loss from equity-accounted investments	(12)	(18)
Deferred income tax recovery	18	54
Other	(31)	(16)
Net income (loss)	$215	$(95)
Adjustments for non-cash items	514	503
Dividends received from equity accounted investments	16	12
Net change in working capital balances	1	(22)
Cash flows from operating activities	746	398
Net income (loss) attributable to:
Preferred equity	$37	$16
Participating non-controlling interests - in operating subsidiaries	41	(40)
General partnership interest in a holding subsidiary held by Brookfield	1	(1)
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	67	(35)
Limited partners' equity	69	(35)
Basic and diluted earnings (loss) per LP Unit(4)	$0.52	$(0.26)

(1)            Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)            Based on long-term capital expenditure plans.

(3)            See Note 2(f) - Change in accounting estimates in our audited consolidated financial statements concerning changes in estimates related to depreciation expense.

(4)            Average LP Units outstanding during the period totaled 132.9 million (2012: 132.9 million).

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Net income (loss) is one important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flow generated by the assets is supported by high margins and stable, long-term contracts. The primary reason for this is that we recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

As a result, we also measure our financial results based on Adjusted EBITDA, funds from operations, and adjusted funds from operations to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Revenues totaled $1,706 million for the year ended December 31, 2013, representing a year-over-year increase of $397 million. Approximately $209 million of the increase was attributable to the return to long-term average generation levels at existing hydroelectric facilities, while contributions from facilities acquired or commissioned during the year, and full year of contribution from assets acquired in 2012 amount to approximately $218 million. The increase in revenues was partially offset by the appreciation of the U.S. dollar as compared to the Brazilian real and the Canadian dollar.

Direct operating costs totaled $530 million for the year ended December 31, 2013, representing a year-over-year increase of $44 million. Of this amount, $62 million was attributable to recently acquired facilities, and the balance from lower costs with the appreciation of the U.S. dollar relative to the Brazilian real.

Interest expense totaled $410 million for the year ended December 31, 2013, which was consistent year-over-year. Lower borrowing costs attributable to the savings provided by the repayment and refinancing activities, and to changes in foreign exchange rates in the year, were offset by borrowing costs associated with the financing related to the growth in our portfolio. With the growth in the portfolio of renewable energy assets, we increased long-term debt by $504 million. We also repaid higher cost borrowings and refinanced certain subsidiary borrowings.  Our weighted average annualized interest rate on subsidiary borrowings decreased from 6.4% in 2012 to 6.0% in 2013.

Management service costs reflect a base fee of $20 million annually plus 1.25% of the growth in total capitalization value. Management services costs totaled $41 million for the year ended December 31, 2013, which was $5 million higher than the same period in the prior year. The increase is primarily attributable to an increase in the average fair market value of the limited partnership units, and the issuance of preferred equity, on an accretive basis.

The cash portion of non-controlling interests for the year ended December 31, 2013 was $144 million as compared to $44 million in the prior year. An increase in operating results from existing facilities and contributions from recently acquired facilities amounted to $79 million. The completion of two separate issuances of Class A Preference Shares during the year increased distributions to preferred shareholders by $21 million.

Funds from operations totaled $594 million for the year ended December 31, 2013, an increase of $247 million year-over-year.

Depreciation expense for the year ended December 31, 2013 increased by $72 million due to recently acquired assets, which was partly offset by a $15 million decrease in depreciation due to the impact of changes made in the prior year to the estimated service lives of certain assets.

Net income was $215 million for the year ended December 31, 2013 (2012: Net loss $95 million).

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	9,681	5,062	3,656	18,399
Generation (GWh) – actual(1)(2)	10,082	5,494	3,656	19,232
Revenues	$677	$399	$301	$1,377
Other income	-	-	11	11
Share of cash earnings from equity-
accounted investments	13	4	4	21
Direct operating costs	(196)	(73)	(95)	(364)
Adjusted EBITDA(3)	494	330	221	1,045
Interest expense - borrowings	(148)	(64)	(23)	(235)
Current income taxes	(3)	-	(17)	(20)
Cash portion of non-controlling interests	(69)	-	(12)	(81)
Funds from operations(3)	$274	$266	$169	$709

(MILLIONS, EXCEPT AS NOTED)	2012
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	7,205	4,972	3,470	15,647
Generation (GWh) – actual(1)(2)	5,913	3,953	3,470	13,336
Revenues	$438	$272	$340	$1,050
Other income	1	4	11	16
Share of cash earnings from equity-
accounted investments	6	2	5	13
Direct operating costs	(151)	(65)	(120)	(336)
Adjusted EBITDA(3)	294	213	236	743
Interest expense - borrowings	(137)	(65)	(58)	(260)
Current income taxes	2	-	(16)	(14)
Cash portion of non-controlling interests	(11)	-	(11)	(22)
Funds from operations(3)	$148	$148	$151	$447

(1)            Includes 100% generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from the portfolio was 10,082 GWh for the year ended December 31, 2013 compared to the long-term average of 9,681 GWh and prior year generation of 5,913 GWh. The increase from prior year was driven by an additional 3,093 GWh from the recently acquired assets in Tennessee, North Carolina and Maine, and an increase in generation from existing assets. In the prior year, dry conditions in New York State and in the mid-western United States resulted in generation levels below long-term average.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Revenues totaled $677 million for the year ended December 31, 2013 representing a year-over-year increase of $239 million. Of this amount, $147 million was attributable to generation from recently acquired facilities, while $92 million was attributable to higher generation levels at existing facilities.

Funds from operations totaled $274 million for the year ended December 31, 2013, an increase of $126 million resulting primarily from the increase in revenues from higher generation and the contribution from recently acquired assets. The increase was partially offset by higher direct operating costs and interest expense associated with the new facilities, and an increase in the cash portion of non-controlling interests.

Canada

Generation from the portfolio was 5,494 GWh for the year ended December 31, 2013 compared to the long-term average of 5,062 GWh and to prior year generation of 3,953 GWh. Generation returned to long-term average, with strong inflows at our eastern Canadian assets.

Revenues totaled $399 million for the year ended December 31, 2013, representing an increase of $127 million, which was primarily attributable to the increase in generation levels.

Funds from operations totaled $266 million for the year ended December 31, 2013, representing an increase of $118 million.

Brazil

Generation from the portfolio was 3,656 GWh for the year ended December 31, 2013 compared to the prior year generation of 3,470 GWh. The increase in generation is primarily attributable to a facility commissioned during the year, and a full year’s contribution from one facility acquired and one facility commissioned in the second half of 2012.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, a reference amount of electricity (assured energy), irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated in excess of their assured energy to those who generate less than their assured energy, up to the total generation within the pool.

Revenues totaled $301 million for the year ended December 31, 2013, representing a year-over-year decrease of $39 million. Revenues declined with the appreciation of the U.S. dollar compared to the Brazilian real by $36 million. In addition, revenues were higher by $12 million due to generation from facilities integrated within the last year and lower by $15 million due to lower allocated energy volumes.

Funds from operations totaled $169 million for the year ended December 31, 2013 representing a year-over-year increase of $18 million. Funds from operations benefited from the repayment of higher-yielding subsidiary borrowings in the prior year and resulted in a $37 million decrease in interest expense.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

WIND

The following table reflects the results of our wind operations for the year ended December 31:

(MILLIONS, EXCEPT FOR AS NOTED)	2013
	United States	Canada	Total
Generation (GWh) – LTA(1)(2)	1,341	1,197	2,538
Generation (GWh) – actual(1)(2)	1,145	1,075	2,220
Revenues	$125	$133	$258
Direct operating costs	(40)	(20)	(60)
Adjusted EBITDA(3)	85	113	198
Interest expense - borrowings	(38)	(44)	(82)
Cash portion of non-controlling interests	(26)	-	(26)
Funds from operations(3)	$21	$69	$90

	2012
(MILLIONS, EXCEPT FOR AS NOTED)	United States	Canada	Total
Generation (GWh) – LTA(1)(2)	837	1,197	2,034
Generation (GWh) – actual(1)(2)	619	1,090	1,709
Revenues	$58	$131	$189
Direct operating costs	(27)	(18)	(45)
Adjusted EBITDA(3)	31	113	144
Interest expense - borrowings	(23)	(44)	(67)
Cash portion of non-controlling interests	(6)	-	(6)
Funds from operations(3)	$2	$69	$71

(1)           Includes 100% generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)           Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from the portfolio was 1,145 GWh for the year ended December 31, 2013, and lower than the long-term average of 1,341 GWh and higher than the prior year generation of 619 GWh. The increase in generation from prior year is attributable to 321 GWh from facilities acquired in California during the year, a full year of generation from four facilities acquired or commissioned in the first quarter of 2012, and stronger wind conditions at existing facilities.

Revenues totaled $125 million for the year ended December 31, 2013, representing a year-over-year increase of $67 million. Of this amount, $34 million was attributable to generation from the assets acquired in California during the year. In addition, revenues benefited from a full year of contribution from assets acquired or commissioned in 2012, and from stronger wind conditions.

Funds from operations totaled $21 million for the year ended December 31, 2013 compared to $2 million in the prior year.

Canada

Generation from the portfolio was 1,075 GWh for the year ended December 31, 2013, virtually unchanged from the prior year, and below the long-term average of 1,197 GWh due to wind conditions.

Revenues and funds from operations totaled $133 million and $69 million, respectively, for the year ended December 31, 2013.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

GENERATION FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The following tables reflect the actual and LTA generation for the year ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
(GWh)	2012	2011	2012	2011	2012	2011
Hydroelectric generation
United States	5,913	7,150	7,205	6,811	(1,292)	339	(1,237)
Canada	3,953	4,056	4,972	5,061	(1,019)	(1,005)	(103)
Brazil(2)	3,470	3,307	3,470	3,307	-	-	163
	13,336	14,513	15,647	15,179	(2,311)	(666)	(1,177)
Wind energy
United States	619	-	837	-	(218)	-	619
Canada	1,090	662	1,197	712	(107)	(50)	428
	1,709	662	2,034	712	(325)	(50)	1,047
Other	897	702	521	406	376	296	195
Total generation(3)	15,942	15,877	18,202	16,297	(2,260)	(420)	65

(1)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)            In Brazil, assured generation levels are used as a proxy for long-term average.

(3)            Includes 100% of generation from equity-accounted investments.

Generation levels during the year ended December 31, 2012 totaled 15,942 GWh, an increase of 65 GWh as compared to the same period of the prior year. Lower generation in our North American hydroelectric portfolio was offset by an increase in generation from our wind assets acquired or commissioned in the last 18 months, and higher than planned generation from our co-generation facilities.

Generation from our hydroelectric portfolio totaled 13,336 GWh, a decrease of 1,177 GWh, as a result of lower levels of precipitation and warmer than average temperatures in the northeastern United States and mid-western United States. The variance in our year-over-year results also reflects the above average precipitation and record rainfall levels in 2011 resulting from Hurricane Irene. Generation from our hydroelectric portfolio in Brazil was positively impacted by the full year’s contribution of a facility acquired in mid-2011.

Generation from our wind portfolio totaled 1,709 GWh, an increase of 1,047 GWh, as a result of the contributions from facilities acquired or commissioned in California and New England in early 2012, and the full year’s contribution from an Eastern Canada facility commissioned in 2011.  Results were below long-term average as a result of lower wind conditions across the portfolio.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

FINANCIAL REVIEW FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The following table reflects Adjusted EBITDA, funds from operations, adjusted funds from operations, and reconciliation to net income (loss) and cash flows from operating activities for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2012	2011(1)
Revenues	$1,309	$1,169
Other income	16	19
Share of cash earnings from equity-accounted investments	13	23
Direct operating costs	(486)	(407)
Adjusted EBITDA(2)	852	804
Interest expense – borrowings	(411)	(411)
Management service costs	(36)	(1)
Current income taxes	(14)	(8)
Less: cash portion of non-controlling interests
Preferred equity	(16)	(13)
Participating non-controlling interests - in operating subsidiaries	(28)	(39)
Funds from operations(2)	347	332
Less: sustaining capital expenditures(3)	(52)	(48)
Adjusted funds from operations(2)	295	284
Add: cash portion of non-controlling interests	44	52
Add: sustaining capital expenditures	52	48
Other items:
Depreciation(4)	(483)	(468)
Unrealized financial instrument gain (loss)	(23)	(20)
Loss on Fund unit liability	-	(376)
Share of non-cash loss from equity-accounted investments	(18)	(13)
Deferred income tax (expense) recovery	54	50
Other	(16)	(8)
Net income (loss)	$(95)	$(451)
Adjustments for non-cash items	503	804
Dividends received from equity accounted investments	12	8
Net change in working capital balances	(22)	(12)
Cash flows from operating activities	398	349
Net income (loss) attributable to:
Preferred equity	$16	$13
Participating non-controlling interests - in operating subsidiaries	(40)	11
General partnership interest in a holding subsidiary held by Brookfield	(1)	(5)
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	(35)	(232)
Limited partners' equity	(35)	(238)
Basic and diluted earnings (loss) per LP Unit(5)	$(0.26)	$(1.79)

(1)           For periods prior to November 28, 2011, the financial information for Brookfield Renewable represents the combined financial information for the Brookfield Renewable Power Division, a division of Brookfield Asset Management. Transactions entered into as part of the Combination are accounted for effective November 28, 2011.

(2)           Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3)           Based on long-term capital expenditure plans.

(4)           See Note 2(f) - Change in accounting estimates in our audited consolidated financial statements concerning changes in estimates related to depreciation expense.

(5)           Average LP Units outstanding during the period totaled 132.9 million (2011: 132.8 million).

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Revenues totaled $1,309 million for the year ended December 31, 2012, representing a year-over-year increase of $140 million. Approximately $126 million of the increase in revenues is attributable to generation from facilities acquired or commissioned in 2012 as well as a full year’s contribution from facilities acquired or commissioned during 2011. A further $132 million of the increase is primarily attributable to the amended power purchase agreement entered into at the time of the Combination. Offsetting the increase was $121 million resulting from reduced generation levels at existing facilities and the appreciation of the U.S. dollar relative to the Brazilian real.

Direct operating costs totaled $486 million for the year ended December 31, 2012, representing a year-over-year increase of $79 million. New facilities acquired or commissioned in the last 18 months added $38 million to operating costs, consistent with our underwriting assumptions. Energy marketing costs not included in the prior year’s combined statements added $18 million, and fuel purchases in excess of the prior year associated with our co-generation facility in Ontario accounted for $4 million as we took advantage of lower gas prices during the year. Lastly, lower allocated energy volumes in Brazil which allow us to purchase power at cost and re-sell at our contracted rates added $16 million to costs. The added revenues are included in revenues above.

Adjusted EBITDA totaled $852 million for the year ended December 31, 2012, representing a year-over-year increase of $48 million. Adjusted EBITDA was impacted by increase in revenues partially offset by increase in direct operating costs.

Interest expense totaled $411 million for the year ended December 31, 2012, which was consistent with the prior year.  Interest expense on borrowings reflects the cost related to approximately $4.4 billion of non-recourse asset-specific borrowings and $1.8 billion of corporate borrowings and credit facilities. During the year, we proactively took advantage of the low interest rate environment to reduce our cost of capital and increase the duration of borrowings.  We issued C$400 million of 10-year term corporate notes and successfully financed subsidiary borrowings related to the growth in our portfolio during the year as well as construction of new assets. As a result, borrowing costs on our portfolio decreased on an annualized basis by approximately $30 million.

Management service costs, which came into effect as part of the Combination in 2011, reflect a base fee of $20 million annually plus 1.25% of the growth in total capitalization value. Our total capitalization value increased from initial value of $8.1 billion to $10.1 billion as at year ended December 31, 2012. The growth in total capitalization value during 2012 is primarily due to the increase in fair market value of LP Units, and the issuance of corporate debt and preferred equity, on an accretive basis.

Funds from operations totaled $347 million for the year ended December 31, 2012, an increase of $15 million year-over-year. Funds from operations were impacted by the increase in Adjusted EBITDA net of non-controlling interests and the increase in management service costs.

Throughout the year, analyses were performed on the useful lives of certain components of property, plant and equipment and we have determined that changes in their estimated service lives will more accurately reflect the period over which they provide economic benefits. Brookfield Renewable applied these changes in accounting estimates on a prospective basis effective January 1, 2012 or April 1, 2012 or July 1, 2012 based on timing of completion of the review. Depreciation expense for the year ended December 31, 2012 was $112 million lower as a result of the changes in estimates. Assets acquired or commissioned within the past 12 months increased depreciation expense by $86 million.

2011 results also included a revaluation amount on the Fund unit liability. In accordance with IFRS, Fund units held by the public, which have a feature that allows the holder to redeem the units for cash, were presented as a liability and recorded at fair value, with the change in fair value recorded in net income. For the year ended December 31, 2011, the Fund unit price appreciated significantly resulting in a revaluation amount of $376 million. As a result of the Combination, the Fund units were exchanged for limited partnership units and the Fund was dissolved. Thus, for the year ended December 31, 2012, there was no impact from the valuation on the Fund unit liability.

The net loss was $95 million for the year ended December 31, 2012 (2011: $451 million). The net loss reflects the normal course depreciation of $483 million (2011: $468 million).

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2012
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	7,205	4,972	3,470	15,647
Generation (GWh) – actual(1)(2)	5,913	3,953	3,470	13,336
Revenues	$438	$272	$340	$1,050
Other income	1	4	11	16
Share of cash earnings from equity-	6	2	5	13
accounted investments
Direct operating costs	(151)	(65)	(120)	(336)
Adjusted EBITDA(3)	294	213	236	743
Interest expense - borrowings	(137)	(65)	(58)	(260)
Current income taxes	2	-	(16)	(14)
Cash portion of non-controlling interests	(11)	-	(11)	(22)
Funds from operations(3)	$148	$148	$151	$447
(MILLIONS, EXCEPT AS NOTED)	2011
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	6,811	5,061	3,307	15,179
Generation (GWh) – actual(1)(2)	7,150	4,056	3,307	14,513
Revenues	$467	$237	$335	$1,039
Other income	-	-	19	19
Share of cash earnings from equity-	13	4	6	23
accounted investments
Direct operating costs	(144)	(62)	(91)	(297)
Adjusted EBITDA(3)	336	179	269	784
Interest expense - borrowings	(149)	(68)	(94)	(311)
Current income taxes	2	5	(15)	(8)
Cash portion of non-controlling interests	(26)	-	(13)	(39)
Funds from operations(3)	$163	$116	$147	$426

(1)            Includes 100% generation from equity-accounted investments.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from the portfolio was 5,913 GWh for the year ended December 31, 2012 compared to the long-term average of 7,205 GWh and compared to the prior year generation of 7,150 GWh. The decrease is attributable to lower inflows and generation given the warmer temperatures and below average rainfall in New York State and in the mid-western United States.  The variance in our year-over-year results also reflects the above average precipitation and record rainfall levels in 2011, with Hurricane Irene impacting the mid-western and eastern United States.

Revenues totaled $438 million for the year ended December 31, 2012 representing a year-over-year decrease of $29 million. The decrease in generation affected assets in regions where power

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

purchase agreement prices are higher than our average, which had a disproportionate impact on our financial results.  The amended power purchase agreements, executed on the date of the Combination partly offset the impact of lower generation.

Funds from operations totaled $148 million for the year ended December 31, 2012, representing a year-over-year decrease of $15 million. Funds from operations were impacted by the decrease in Adjusted EBITDA net of non-controlling interest and lower interest expense from refinancing of certain borrowings.

Canada

Generation from the portfolio was 3,953 GWh for the year ended December 31, 2012 compared to the long-term average of 4,972 GWh and compared to the prior year generation of 4,056 GWh. The decrease in generation is primarily attributable to lower inflows resulting from drier than usual conditions in Ontario and Québec.

Revenues totaled $272 million for the year ended December 31, 2012, representing a year-over-year increase of $35 million. Although generation had decreased in the period, the amended power purchase agreements, executed on the date of the Combination more than offset the impact of lower generation.

Funds from operations totaled $148 million for the year ended December 31, 2012, representing a year-over-year increase of $32 million. Funds from operations were impacted by the increase in revenues.

Brazil

Generation from the portfolio was 3,470 GWh for the year ended December 31, 2012 compared to the prior year generation of 3,307 GWh. Generation was positively impacted by the addition of three hydroelectric facilities acquired or commissioned during the last 18 months.

Revenues totaled $340 million for the year ended December 31, 2012, representing a year-over-year increase of $5 million. The increase in revenues is primarily attributable to generation from the new facilities acquired or commissioned in the last 18 months.

Funds from operations totaled $151 million for the year ended December 31, 2012 representing a year-over-year increase of $4 million.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

WIND

The following table reflects the results of our wind operations for the year ended December 31:

			Total	Total
(MILLIONS, EXCEPT FOR AS NOTED)	United States	Canada	2012	2011(1)
Generation (GWh) – LTA(2)(3)	837	1,197	2,034	712
Generation (GWh) – actual(2)(3)	619	1,090	1,709	662
Revenues	$58	$131	$189	$70
Direct operating costs	(27)	(18)	(45)	(12)
Adjusted EBITDA(4)	31	113	144	58
Interest expense - borrowings	(23)	(44)	(67)	(25)
Cash portion of non-controlling interests	(6)	-	(6)	-
Funds from operations(4)	$2	$69	$71	$33

(1)         Results for 2011 are entirely from Canadian assets.

(2)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)         Includes 100% generation from equity-accounted investments.

(4)         Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from the portfolio was 619 GWh for the year ended December 31, 2012 compared to the long-term average of 837 GWh. In 2011, we held no U.S. operating wind assets in our portfolio. In the first quarter of 2012, we acquired or commissioned four facilities in California and the northeastern United States. Results were below long-term average as a result of lower wind conditions.

Funds from operations totaled $2 million for the year ended December 31, 2012. Funds from operations were impacted by the shortfall in revenues resulting from lower generation.

Canada

Generation from the portfolio was 1,090 GWh for the year ended December 31, 2012 compared to the long-term average of 1,197 GWh and to the prior year generation of 662 GWh. The increase in generation from prior year of 396 GWh is primarily attributable to the full year’s contribution from our Ontario facility commissioned in the fourth quarter of 2011.  Results were below long-term average for the year due to lower wind conditions.

Revenues totaled $131 million for the year ended December 31, 2012, representing a year-over-year increase of $61 million. Approximately $66 million of the increase is attributable to generation from the eastern Canadian facility commissioned in the fourth quarter of 2011.

Funds from operations totaled $69 million for the year ended December 31, 2012, representing a year-over-year increase of $36 million. The increase is attributable to the growth of the portfolio.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Analysis Of Consolidated Financial Statements and Other Information

Revaluation of Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year.  As a result, certain of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location.

Brookfield Renewable elected to change its accounting policy for the revaluation of property, plant and equipment to include development assets effective December 31, 2011. We record development assets at an estimate of fair value based on the value expected on completion, less the costs remaining to complete the project.

Property, plant and equipment, at fair value totaled $15.7 billion as at December 31, 2013. During the year, 596 MW of hydroelectric and wind facilities were acquired or commissioned into our operating results. These acquisitions and the development and construction of renewable power generating assets totaled $1.6 billion. The revaluation of property, plant and equipment is also impacted each year by fluctuations in foreign exchange and market interest rates. Consequently, the appreciation of the U. S. dollar compared to the Canadian dollar and Brazilian real decreased fair value by $789 million. In addition, an increase in the market interest rates during the year resulted in higher discount rates that were applied in our valuation methodology. This resulted in a decrease in fair value of $217 million.  Finally, we also recognized depreciation expense of $535 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. The following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment:

(BILLIONS)	2013	2012
50 bps increase in discount rates	$(1.1)	$(1.2)
50 bps decrease in discount rates	1.3	1.4

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.4)
50 bps decrease in terminal capitalization rate(1)	0.3	0.3

(1)            The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2013, is 16 years (2012: 17 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 11 - Property, plant and equipment, at fair value in our consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

liquidity and capital Resources

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis. As at December 31, 2013, long-term indebtedness increased from December 31, 2012 as a result of the portfolio growth. The debt to capitalization ratio increased to 41% from 38% at December 31, 2012 primarily due to the increase in subsidiary borrowings to fund the portfolio growth.

Capitalization

The following table summarizes the capitalization using book values as at December 31:

(MILLIONS)	2013	2012
Credit facilities(1)	$311	$268
Corporate borrowings(1)	1,406	1,504
Subsidiary borrowings(2)	4,906	4,347
Long-term indebtedness	6,623	6,119
Deferred income tax liabilities, net of deferred income tax assets	2,148	2,268
Equity	7,536	7,808
Total capitalization	$16,307	$16,195
Debt to total capitalization	41%	38%

(1)            Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.

(2)            Issued by a subsidiary of Brookfield Renewable and secured against its assets. The amounts are not guaranteed.

During 2013 we completed a number of financings associated with the growth in our portfolio.  Highlights include the following:

•         Purchased 88% of the $575 million in operating company notes and 100% of the $125 million in holding notes outstanding with respect to the acquired hydroelectric portfolio in Northeastern United States. The purchase of the tendered notes was partially funded through a non-recourse, 24-month bridge loan of up to $350 million.

•         Refinanced indebtedness on a 166 MW Ontario wind facility and a 51 MW Ontario wind facility resulting in C$170 million of incremental long term borrowings.

•         Issued Series 5 and Series 6 Class A Preference Shares with a fixed, annual yield of 5% resulting in C$350 million in proceeds.

•         With the acquisition of Western Wind, subsidiary borrowings increased by $250 million.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Available liquidity

We operate with substantial liquidity, which along with ongoing cash flow from operations enables us to fund growth initiatives, capital expenditures, distributions, and to finance the business on an investment grade basis.

The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2013	2012
Cash and cash equivalents	$203	$137
Credit facilities
Authorized credit facilities	1,480	990
Draws on credit facilities	(311)	(268)
Issued letters of credit	(212)	(182)
Available portion of credit facilities	957	540
Available liquidity	$1,160	$677

Available liquidity is comprised of cash and the unused portion of credit facilities. As at December 31, 2013, we had $1,160 million of available liquidity (2012: $677 million) which provides the flexibility to fund ongoing portfolio growth initiatives and to protect against short-term fluctuations in generation.

During the year ended December 31, 2013, we expanded our revolving credit facilities from $990 million to $1,280 million and extended the maturity date to October 31, 2017. Brookfield Asset Management provided a $200 million committed unsecured revolving credit facility maturing in December 2014, at LIBOR plus 2%.

Long-term debt and credit facilities

The following table summarizes our principal repayments and maturities as at December 31, 2013:

(MILLIONS)	2014	2015	2016	2017	2018	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)	$517	$501	$259	$576	$278	$2,810	$4,941
Corporate borrowings and
credit facilities(1)	-	-	282	311	188	942	1,723
Equity-accounted investments	1	34	1	125	1	7	169
	518	535	542	1,012	467	3,759	6,833
Interest payable(2)
Subsidiary borrowings	285	261	244	223	193	1,384	2,590
Corporate borrowings and
credit facilities	79	79	79	62	58	256	613
Equity-accounted investments	7	6	5	2	-	1	21
	371	346	328	287	251	1,641	3,224
	$889	$881	$870	$1,299	$718	$5,400	$10,057

(1)           Subsidiary borrowings and corporate borrowings and credit facilities include $52 million and $11 million of unamortized deferred financing fees and premiums, respectively.

(2)           Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on current rates.

Subsidiary borrowings maturing in 2014 include $125 million on a New England hydroelectric facility and $250 million on our portfolio of hydroelectric facilities in the Southeastern United States. All borrowings are expected to be refinanced in the normal course. In January 2014, the $279 million bridge loan associated with our recently acquired 360 MW operating hydroelectric portfolio located in Maine was refinanced to 2017 at LIBOR plus 2.25%. The bridge loan was due to mature in 2015.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows at December 31:

	Average term (years)		Average interest rate (%)
	2013	2012	2013	2012
Corporate borrowings	7.7	8.7	5.3	5.3
Subsidiary borrowings	11.8	11.8	6.0	6.4
Credit facilities	3.8	3.8	1.4	2.0

For the year ended December 31, 2013, we reduced our borrowing costs and extended the maturity of our subsidiary borrowings and credit facilities, in an environment where interest rates are near historical lows.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

CONTRACT PROFILE

We have a predictable profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 18 years, combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in funds from operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output from existing facilities assuming long-term average hydrology and wind conditions:

FOR THE YEAR ENDED DECEMBER 31	2014	2015	2016	2017	2018
Generation (GWh)
Contracted(1)
Hydroelectric
United States	7,730	6,863	6,863	6,863	6,863
Canada(2)	5,152	5,200	5,200	5,200	5,200
Brazil	3,411	2,318	2,051	1,320	1,237
	16,293	14,381	14,114	13,383	13,300
Wind energy
United States	1,293	1,293	1,292	1,292	1,292
Canada	1,197	1,197	1,197	1,197	1,197
	2,490	2,490	2,489	2,489	2,489
Other	134	-	-	-	-
	18,917	16,871	16,603	15,872	15,789
Uncontracted	2,639	4,568	4,809	5,540	5,623
Total long-term average	21,556	21,439	21,412	21,412	21,412
Long-term average on a proportionate basis(3)	17,749	17,621	17,593	17,594	17,594

Contracted generation - as at December 31, 2013
% of total generation	88%	79%	78%	74%	74%
% of total generation on a proportionate basis(3)	93%	86%	85%	81%	81%

Price per MWh	$82	$84	$85	$83	$84

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Long-term average for 2014 to 2018 includes generation from one facility that is currently under construction with estimated commercial operation date in mid-2014.

(3)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The majority of the long-term power sales agreements are with investment-rated or creditworthy counterparties:

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the consolidated balance sheets as at December 31:

(MILLIONS)	2013	2012
Property, plant and equipment, at fair value	$15,741	$15,702
Equity-accounted investments	290	344
Total assets	16,977	16,925
Long-term debt and credit facilities	6,623	6,119
Deferred income tax liabilities	2,265	2,349
Total liabilities	9,441	9,117
Preferred equity	796	500
Participating non-controlling interests - in operating subsidiaries	1,303	1,028
General partnership interest in a holding subsidiary held by Brookfield	54	63
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,657	3,070
Limited partners' equity	2,726	3,147
Total liabilities and equity	16,977	16,925

Contractual obligations

Capital expenditures and development and construction

Brookfield Renewable categorizes its capital spending as either sustaining or development and construction expenditures. Sustaining capital expenditures relate to maintaining power generating assets, whereas development and construction expenditures include project costs for new facilities. Total sustaining capital expenditures for 2014 are expected to be $85 million and of this amount $24 million has been contractually committed as at December 31, 2013 (2012: $11 million).

The remaining project costs on the 45 MW hydroelectric project in British Columbia are expected to be $26 million. The project will be fully operational by second quarter of 2014.

Commitments

At the balance sheet date, we had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)	2014	2015	2016	2017	2018	Thereafter	Total
Operating leases	$17	$17	$17	$13	$13	$124	$201
Capital leases	-	-	-	1	1	47	49
Total	$17	$17	$17	$14	$14	$171	$250

Guarantees

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2013 letters of credit issued by subsidiaries of Brookfield Renewable amounted to $93 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnifications prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management.

As discussed in the Significant Accounting Policies Note 2 (b) -  Basis of Presentation in our audited consolidated financial statements, effective November 28, 2011, Brookfield Asset Management and Brookfield Renewable completed the Combination agreement. This resulted in the strategic combination of all the renewable power assets of the Fund and certain Brookfield Asset Management subsidiaries to create Brookfield Renewable. Consequently at the date of the Combination, Brookfield Asset Management, Brookfield Renewable’s ultimate parent, held directly or indirectly, approximately a 73% limited partnership interest (65% as at the date of this report) on a fully-exchanged basis and all general partnership units totaling a 0.01% general partnership interest in Brookfield Renewable.

Brookfield Renewable sells electricity to subsidiaries of Brookfield Asset Management through long-term power purchase agreements to provide stable cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with a subsidiary of Brookfield Asset Management which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield Asset Management have executed other agreements that are fully described in Note 9 - Related Party Transactions in our audited consolidated financial statements.

In December 2011 and September 2013, Brookfield Renewable entered into voting agreements with subsidiaries of Brookfield Asset Management whereby these subsidiaries, as managing members of entities related to Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II, in which Brookfield Renewable holds investments with institutional partners, agreed to assign to Brookfield Renewable their voting rights to appoint the directors of such entities.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The following table reflects the related party agreements and transactions on the consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2013	2012	2011
Revenues
Purchase and revenue support agreements	$456	$376	$254
Wind levelization agreement	6	2	7
	$462	$378	$261
Direct operating costs
Energy purchases	$(36)	$(40)	$(41)
Energy marketing fee	(20)	(18)	(11)
Insurance services	(26)	(18)	(18)
	$(82)	$(76)	$(70)
Interest expense	$-	$-	$(19)
Management service costs	$(41)	$(36)	$(1)

The following table reflects the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2013	2012
Current assets
Due from related parties
Amounts due from	Brookfield Asset Management	$36	$20
	Equity accounted and other	12	14
		$48	$34
Due from related parties
Amounts due from	Brookfield Asset Management
	Brascan Energetica	$-	$3
Note receivable	Powell River Energy Inc.(1)	-	19
		$-	$22
Current liabilities
Due to related parties
Amount due to	Brookfield Asset Management	$48	$45
Accrued distributions payable on LP units
and Redeemable/Exchangeable
partnership units	Brookfield Asset Management	62	61
Amount due to	Equity accounted	-	3
		$110	$109

(1)            Brookfield Renewable acquired the remaining 50% interest in this entity in 2013 bringing the total investment to 100%, and its results were fully consolidated.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2013	2012	2011
Cash flow provided by (used in):
Operating activities	$746	$398	$349
Financing activities	(263)	335	809
Investing activities	(408)	(813)	(1,108)
Foreign exchange (loss) gain on cash	(9)	(8)	11
Increase (decrease) in cash and cash equivalents	$66	$(88)	$61

Cash and cash equivalents as at December 31, 2013 totaled $203 million, representing an increase of $66 million since December 31, 2012. Cash and cash equivalents as at December 31, 2012 totaled $137 million, representing a decrease of $88 million since December 31, 2011.

Operating Activities

Cash flows provided by operating activities totaled $746 million for year ended December 31, 2013, resulting in a year-over-year increase of $348 million. The increases are primarily attributable to funds from operations. Cash flows provided by operating activities totaled $398 million for the year ended December 31, 2012, resulting in a year-over-year increase of $49 million. The increase was primarily due to a $15 million increase in funds from operations.

Net change in working capital

The net change in working capital balances shown in the consolidated statements of cash flows for the year ended December 31 is comprised of the following:

(MILLIONS)	2013	2012
Trade receivables and other current assets	$47	$(36)
Accounts payable and accrued liabilities	(42)	17
Other assets and liabilities	(4)	(3)
	$1	$(22)

Financing Activities

Cash flows used in financing activities totaled $263 million for the year ended December 31, 2013. Repayments related to subsidiary borrowings and credit facilities were approximately $1.7 billion. Long-term debt increased by $1.4 billion due to the growth in our portfolio and re-financings at two Ontario wind facilities. Capital was provided from the issuances of C$175 million each of the Series 5 and Series 6 Class A Preference Shares. The capital provided by participating non-controlling interests – in operating subsidiaries includes the co-investment by a private fund sponsored by Brookfield Asset Management.

For the year ended December 31, 2013 distributions paid to unitholders were $378 million (2012: $362 million). The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $157 million (2012: $38 million). See “Dividends and Distributions” for further details.

Cash flows provided by financing activities totaled $335 million for the year ended December 31, 2012.  Long-term debt – borrowings increased with issuance of C$400 million of 10-year term corporate notes, with approximately $500 million of subsidiary borrowings related to the growth and construction of assets, and over $300 million in refinancing of certain existing facilities. Repayments related to subsidiary borrowings were approximately $1.1 billion. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth of the business, and the capital provided by preferred equity is from the issuance of C$250 million Class A Preference Shares.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

For the year ended December 31, 2012, distributions paid to unitholders were $362 million (2011: $109 million). The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $38 million (2011: $39 million). See “Dividends and Distributions” for further details.

Investing Activities

Cash flows used in investing activities for the year ended December 31, 2013 totaled $408 million.  Our investments were with respect to the acquisition of hydroelectric facilities in Maine, the remaining 50% interest previously held by our partner in a facility located in British Columbia, and a wind portfolio in California that when combined totaled $241 million. In addition, our investment in the construction of renewable power generating assets was $147 million and sustainable capital expenditures totaled $79 million.

Cash flows used in investing activities for the year ended December 31, 2012 totaled $813 million. Our investments were with respect to the acquisition of wind facilities in California, hydroelectric facilities in southern United States and a hydroelectric facility in Brazil that totaled $775 million. In addition, our continued investment in sustainable capital expenditures totaled $55 million and construction of renewable power generating assets amounted to $307 million. Partly offsetting the cash investments were $209 million in investment tax credits received pursuant to government incentives to build new renewable wind facilities, and $172 million from the settlement of certain related party balances.

NON-CONTROLLING INTERESTS

Preferred equity

In January 2013 and May 2013, we issued for total proceeds of C$350 million, C$175 million each of Series 5 and Series 6 Class A Preference Shares with fixed, annual, cumulative dividends yielding 5%. The net proceeds were used to repay outstanding indebtedness and for general corporate purposes. As at December 31, 2013, no preference shares have been redeemed.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that distributions exceed $0.375 per unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per unit, the incentive distribution is equal to 25% of distributions above this threshold. No incentive distributions have been paid.

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield Asset Management, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

LIMITED PARTNERS’ EQUITY

With the completion of the Combination in November 2011, the number of outstanding units increased from 104,718,976 to 262,485,747 on a fully-exchanged basis. The fully-exchanged amounts assume the exchange of LP Units for the participating non-controlling interests in BRELP, which may or may not occur since Brookfield can elect to continue to hold its direct interest in BRELP through Redeemable/Exchangeable partnership units rather than exchanging this interest for LP Units.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Secondary offerings were completed in 2012 and 2013 in which Brookfield Asset Management sold 13,144,500 and 8,065,000 of its LP Units, respectively, at an offering price of C$26.25 and C$31.00 per LP Unit, respectively. As a result, Brookfield Asset Management now owns, directly and indirectly,  169,685,609  LP Units and Redeemable/Exchangeable partnership units, representing approximately 65% of Brookfield Renewable on a fully-exchanged basis.

SHARES AND UNITS OUTSTANDING

The shares and units outstanding as at December 31 are presented in the following table:

	2013	2012
Class A Preference Shares
Series 1	10,000,000	10,000,000
Series 3	10,000,000	10,000,000
Series 5	7,000,000	-
Series 6	7,000,000	-
	34,000,000	20,000,000
General partnership units(1)	2,651,506	2,651,506
Redeemable/Exchangeable units(1)	129,658,623	129,658,623
LP Units
Balance, beginning of year	132,901,916	132,827,124
Distribution reinvestment plan	82,997	74,792
Balance, end of year	132,984,913	132,901,916

Brookfield Asset Management	40,026,986	48,091,986
External LP Unitholders	92,957,927	84,809,930
	132,984,913	132,901,916
LP Units on a fully-exchanged basis	262,643,536	262,560,539

(1)           Units held by Brookfield Asset Management

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions for the year ended December 31 are presented in the following table:

	Accrued			Paid
(MILLIONS, EXCEPT AS NOTED)	2013	2012	2011	2013	2012	2011
Class A Preference Shares
Series 1	$13	$13	$13	$13	$13	$13
Series 3	11	3	-	12	-	-
Series 5	8	-	-	6	-	-
Series 6	5	-	-	4	-	-
	$37	$16	$13	$35	$13	$13

Participating non-controlling interests - in
operating subsidiaries	$122	$24	$25	$122	$24	$25

General partnership interest in a holding
subsidiary held by Brookfield	$4	$4	$1	$4	$4	$-

Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$188	$179	$43	$185	$177	$-

Limited partners' equity
Brookfield Asset Management	58	66	21	56	73	-
External LP Unitholders	135	117	24	133	108	-
	$193	$183	$45	$189	$181	$-

	$544	$406	$127	$535	$399	$38
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The consolidated annual financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 – Significant accounting policies in our audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances. Actual results could differ from those estimates.

Critical estimates

            Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

            The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 11 - Property, plant and equipment, at fair value in our audited consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2 (o) - Critical judgments in applying accounting policies in our audited consolidated financial statements for further details.

            Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)        Financial instruments

            Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 8 - Risk Management and Financial Instruments in our audited consolidated financial statements for more details.

(iii)       Deferred income taxes

            The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

Critical judgments in applying accounting policies

            The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)         Preparation of consolidated financial statements

            These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.

(ii)        Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3R and as such management has used its judgment to determine an appropriate policy to account for these transactions. Consideration was given to other relevant accounting guidance within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)         Property, plant and equipment

            The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 2 (f) - Property plant and equipment and revaluation method in our audited consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a 20 year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20 year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

renewable on-shore wind development resources as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2020. This year is viewed as the point when generators in North America must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and with the Environmental Protection Agency emission compliance deadlines. Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric facilities. In Brazil, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of hydroelectric and wind development.

            Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists.  Operating costs are based on long-term budgets escalated for inflation.  Each operational facility has a 20 year capital plan that it follows to ensure the maximum life of its assets is achieved.  Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)       Financial instruments

            The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 2 (i) — Financial instruments in our audited consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)        Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 2 (k) — Income taxes in our audited consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

(vi)       Consolidation of Brookfield Renewable Power Fund

            Brookfield Renewable held a 34% investment in the Fund, on a fully-exchanged basis prior to November 28, 2011. As a result, Brookfield Renewable assessed whether it continued to control the Fund, given its reduced ownership level. In making this assessment, Brookfield Renewable considered the definition of control and guidance as set out in IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). Brookfield Renewable concluded that control did exist as it had the power to govern the financial and operating policies of the Fund under specific agreements. Effective November 28, 2011, public unitholders of the Fund received one LP Unit of Brookfield Renewable for each trust unit of the Fund held, and the Fund was wound up.

Future changes in accounting policies

(i)      Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after 1 January 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Levies Imposed by Governments

IFRIC 21, Levies  (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain.  IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation.  A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Management is currently evaluating the impact of IFRIC 21 on the consolidated financial statements.

ADOPTION OF ACCOUNTING STANDARDS

The following new accounting standards were applied or adopted by Brookfield Renewable during the year. See Note 2 (p) - New standards, interpretations and amendments adopted by Brookfield Renewable in our consolidated financial statements for the year ended December 31, 2013.

•         IAS 1, Presentation of Items of Other Comprehensive Income – Amendments to IAS 1,

•         IFRS 10, Consolidated Financial Statements,

•         IFRS 11, Joint Arrangements, and IAS 28, Investment in Associates and Joint Ventures,

•         IFRS 12, Disclosure of Interests in Other Entities,

•         IFRS 13, Fair Value Measurement,

•         IAS 19, Employee Benefits (Revised 2011) (IAS 19R), and

•         IAS 34, Interim Financial Reporting and Segment Information for Total Assets and Liabilities.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Evaluation of Disclosure Controls and Procedures

                   Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Annual Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2013, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

Changes in Internal Control

                   There were no changes in our internal control over financial reporting identified in management’s evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the period covered by This Annual Report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

                   The Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Limitations on Effectiveness of Controls and Procedures

                   In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

OPERATIONAL REVIEW FOR THE THREE MONTHS ENDED DECEMBER 31, 2013

The following table reflects the actual and long-term average generation for the three months ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2013	2012	2013	2012	2013	2012
Hydroelectric generation
United States	2,226	1,447	2,450	1,869	(224)	(422)	779
Canada	1,401	954	1,171	1,175	230	(221)	447
Brazil(2)	923	924	923	924	-	-	(1)
	4,550	3,325	4,544	3,968	6	(643)	1,225
Wind energy
United States	175	158	274	191	(99)	(33)	17
Canada	328	325	343	343	(15)	(18)	3
	503	483	617	534	(114)	(51)	20
Other	215	245	219	104	(4)	141	(30)
Total generation(3)	5,268	4,053	5,380	4,606	(112)	(553)	1,215

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         In Brazil, assured generation levels are used as a proxy for long-term average.

(3)         Includes 100% of generation from equity-accounted investments.

Generation levels during the three months ended December 31, 2013 totaled 5,268 GWh, an increase of 1,215 GWh as compared to the same period of the prior year.

The hydroelectric portfolio generated 4,550 GWh, consistent with the long-term average of 4,544 GWh, and an increase of 1,225 GWh from the same period of the prior year. Generation from existing hydroelectric assets was 3,895 GWh compared to 3,325 GWh for the same period in the prior year, as generation returned to more normal levels relative to the dry conditions that were experienced in the prior year. Acquisitions during the year and in the fourth quarter of 2012 and assets reaching commercial operations contributed 655 GWh compared to the long-term average of 701 GWh.

The wind portfolio generated 503 GWh which was below the long-term average of 617 GWh. Generation increased 20 GWh compared to the same period in the prior year. The facilities recently acquired in California resulted in generation of 48 GWh compared to the long-term average of 81 GWh, while generation from existing wind facilities declined compared to the prior year due to wind conditions across the U.S. portfolio.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last twelve consecutive quarters:

		2013			2012				2011(1)
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Generation (GWh) - LTA(2)(3)	5,380	4,960	6,171	5,325	4,606	4,049	4,998	4,549	4,076	3,671	4,488	4,062
Generation (GWh) - actual(2)(3)	5,268	5,154	6,265	5,535	4,053	2,971	4,101	4,817	3,848	3,614	4,491	3,924
Revenues	$393	$392	$484	$437	$317	$229	$337	$426	$267	$280	$329	$293
Adjusted EBITDA(4)	272	260	357	319	195	118	221	318	154	197	238	215
Funds from operations(4)	137	108	187	162	74	11	87	175	34	79	116	103
Net (loss) income:
Non-controlling interests
Preferred equity	10	10	10	7	6	4	3	3	3	3	4	3
Participating non-controlling
interests - in operating subsidiaries	(7)	8	24	16	(14)	(11)	(14)	(1)	1	7	9	(6)
General partnership interest in a holding
subsidiary held by Brookfield	-	-	-	1	(1)	-	-	-	(1)	(3)	-	(1)
Participating non-controlling
interests - in a holding subsidiary Redeemable/
Exchangeable units held by Brookfield	10	5	22	30	(27)	(26)	4	14	(44)	(123)	(21)	(44)
Limited partners' equity	11	5	22	31	(28)	(26)	4	15	(45)	(126)	(22)	(45)
	24	28	78	85	(64)	(59)	(3)	31	(86)	(242)	(30)	(93)
Basic and diluted earnings (loss) income per LP Unit(5)	0.08	0.04	0.17	0.23	(0.20)	(0.20)	0.03	0.11	(0.33)	(0.95)	(0.17)	(0.34)
Distributions:
Preferred equity	10	10	10	7	6	3	4	3	3	3	4	3
General partnership interest in a holding
subsidiary held by Brookfield	1	1	1	1	1	1	1	1	1	-	-	-
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	47	47	47	47	45	45	45	44	43	-	-	-
Limited partners' equity	48	49	48	48	45	46	47	45	45	-	-	-

(1)            Comparative quarterly consolidated financial information for the year ended December 31, 2011 was revised to reflect adjustments, primarily related to deferred income tax and foreign currency translation, which were identified through the completion of the Combination. The adjustments do not impact the comparative annual consolidated financial information for the year ended December 31, 2011.

(2)            Includes 100% of generation from equity-accounted investments.

(3)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(4)            Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".

(5)            Average LP Units outstanding totaled 132.9 million (2012: 132.9 million and 2011: 132.8 million).

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

(a) Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities.  Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

 (i) Commodity price risk

Commodity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.  Commodity price risk arises from the sale of Brookfield Renewable’s uncontracted generation and stabilization of the gas purchases.

Brookfield Renewable sells electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets. As at December 31, 2013, 93% of our 2014 generation on a proportionate basis was sold pursuant to purchase price agreements, either to third parties or through entities of Brookfield. During 2011, certain of the long-term contracts were considered financial instruments, and were recorded at fair value in the consolidated financial statements. The change in fair value of long-term contracts was recorded in either income as “unrealized financial instrument loss” or OCI, as applicable.

The table below summarizes the impact of changes in the market price of electricity and gas as at December 31.  The impact is expressed in terms of the effect on net income and OCI.  The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

            Impact of a 5% change in the market price of gas and electricity for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2013	2012	2011	2013	2012	2011
5% increase	$-	$1	$2	$1	$-	$-
5% decrease	-	(1)	(2)	(1)	-	-

(ii) Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument will fluctuate, because of changes in interest rates.

Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.

Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $1,515 million (2012: $1,592 million).  Of this amount, $806 million (2012: $1,102 million) has been hedged through the use of interest rate swaps.  Brookfield Renewable’s subsidiaries will enter into agreements designed to minimize the exposure to

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

interest rate fluctuations on these debts. The fair values of the recognized liability for these agreements were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31.  The impact is expressed in terms of the effect on income and OCI.  The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

        Impact of a 1% change in interest rates for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2013	2012	2011	2013	2012	2011
1% increase	$(7)	$(7)	$(7)	$96	$51	$48
1% decrease	7	7	7	(96)	(51)	(48)

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques.  In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. As at December 31, 2013, 99% (2012: 99%)  of Brookfield Renewable’s trade receivables of $105 million were current. See Note 7 - Trade receivables and other current assets in our audited consolidated financial statements for additional details regarding Brookfield Renewable’s trade receivables balance.

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2013	2012
Cash and cash equivalents	$203	$137
Restricted cash	169	157
Trade receivables and other current assets	184	194
Financial instrument assets	15	-
Other long-term assets
Restricted cash	75	80
Other	-	2
Due from related parties(1)	48	56
	$694	$626

(1)           Includes both the current and long-term amounts.

(c) Liquidity risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund an obligation when due.  Liquidity risk is mitigated by cash and cash equivalent balances and its access to undrawn credit and hydrology reserve facilities. Details of the undrawn credit facilities are included in Note 14 – Long-term debt and credit facilities in our audited consolidated financial statements.  We also ensure that we have access to public debt markets by maintaining a strong credit rating of BBB (high).

We are also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The sensitivity analysis discussed above reflects only the risks associated with instruments that we consider are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion above is not intended to reflect fully the risk exposure that we may have.

risk factors

The following represents the most relevant risk factors relating to Brookfield Renewable’s business. This contains only certain risk factors and is not all-inclusive.  For a description of other possible risks such as: force majeure, insurance limits, litigation, labor relations, risks associated with operating in Brazil,  greenfield development growth, sourcing and financing of acquisition opportunities, operational arrangements with partially owned investments, new markets in foreign countries, general role, relationship and operational issues with Brookfield Asset Management, general risks related to our limited partnership units, general taxation issues – domestic and foreign, and risks associated to being a newly formed partnership, please see the Form 20-F and other public disclosures which can be  accessed at EDGAR  and SEDAR.

Management believes that, since the end of 2012 there have been no changes in the business environment and risks that could affect Brookfield Renewable’s activities or results, other than risks related to the volatility of supply and demand in the energy markets.

Risks Related to Our Operations and the Renewable Power Industry

Changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities could materially adversely affect the volume of electricity generated.

The revenues generated by our facilities are proportional to the amount of electricity generated which in turn is dependent upon available water flows and wind conditions. Hydrology and wind conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. A natural disaster could also impact water flows within the watersheds in which we operate. Water rights are also generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements as a condition of license renewal. Wind energy is highly dependent on weather conditions, and, in particular, on wind conditions. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase. A sustained decline in water flow at our hydroelectric stations or in wind conditions at our wind energy facilities could lead to a material adverse change in the volume of electricity generated, revenues and cash flow.

In Brazil, hydroelectric power generators have access to a hydrology balancing program (“MRE”), which, within the limitation referred to below, stabilizes hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity, approximating long-term average irrespective of the actual volume of energy generated whether above or below long-term average and substantially all our assets are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. In addition, specific rules provide the minimum percentages of the reference amount of electricity that must be actually generated each year for assuring participation in the MRE. The energy reference amount is assessed yearly according to the criteria of such regulation, and can be adjusted positively or negatively. If the MRE is terminated or changed or Brookfield Renewable’s reference amount is revised, Brookfield Renewable’s financial results would be exposed to variations in hydrology in Brazil.

Counterparties to our contracts may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms.

A significant portion of the power we generate is sold under long-term power purchase agreements with Brookfield Asset Management, public utilities or industrial or commercial end-users, some of whom may not be rated by any rating agency. For example, as at December 31, 2013, approximately 37% of our sales were with Brookfield Asset Management entities which are not rated and whose obligations are not guaranteed by Brookfield Asset Management. If, for any reason, any of the

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

purchasers of power under such power purchase agreements, including Brookfield, are unable or unwilling to fulfill their contractual obligations under the relevant power purchase agreement or if they refuse to accept delivery of power pursuant to the relevant power purchase agreement, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the power purchase agreements or some end use customers to pay for electricity received.

Certain portions of our hydroelectric portfolio will be subject to re-contracting in the future. We cannot provide any assurance that we will be able to re-negotiate these contracts once their terms expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to renegotiate these contracts, or unable to receive prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

Conversely, a significant percentage of our sales will be made by facilities subject to indefinite term contracts with a subsidiary of Brookfield Asset Management (taking into account its rights of renewal) at fixed prices per MWh of our electricity sold. Accordingly, with respect to those facilities, our ability to realize improved revenues due to increases in market prices for renewable power may be limited.

Increases in water rental costs (or similar fees) or changes to the regulation of water supply may impose additional obligations on Brookfield Renewable.

Water rights are generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements as a condition of license renewal that differ from those arrangements in place today. We are required to make rental payments and pay property taxes for water rights or pay similar fees for use of water once our hydroelectric projects are in commercial operation. Significant increases in water rental costs or similar fees in the future or changes in the way that governments regulate water supply could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Supply and demand in the energy market, including the non-renewable energy market, is volatile and such volatility could have an adverse impact on electricity prices and a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

A portion of Brookfield Renewable’s revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which Brookfield Renewable operates. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate other sources of electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including potentially the cost of carbon; the structure of the market; and weather conditions that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is greatly influenced by macroeconomic conditions, by absolute and relative energy prices, and by developments in energy conservation and demand-side management.  Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in the energy market, including the non-renewable energy market, could have a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable.

Our generation assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have a material adverse effect on our ability to generate revenues from our facilities. In particular, Brazil’s proposed electricity sector measures adopted in September 2012 could have a negative impact on power prices in Brazil.

There is a risk that our concessions and licenses will not be renewed.

We hold concessions and licenses and we have rights to operate our facilities which generally include rights to the land and water required for power generation. We expect that our rights and/or our licenses will be renewed by the applicable regulatory bodies in each country. However, if these regulatory bodies do not grant us renewal rights, or if they decide to renew our concessions and licenses, as the case may be, under conditions which would impose additional costs, or if additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.

The cost of operating our plants could increase for reasons beyond our control.

While we currently maintain a low and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could materially adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during the relicensing process, municipal property taxes, water rental fees and the cost of procuring materials and services required for our maintenance activities.

We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

Our generation assets and construction projects are required to comply with numerous federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement action and the operation of the assets could be adversely affected or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, as a result of which the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We may experience equipment failure.

Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, early obsolescence, among other things, which could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In particular, wind generation turbines are less commercially proven than hydroelectric assets and have shorter lifespans.

The occurrence of dam failures could result in a loss of generating capacity and repairing such failures could require us to expend significant amounts of capital and other resources.

The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity and repairing such failures could require us to expend significant amounts of capital and other resources. Such failures could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

We are subject to foreign currency risk which may adversely affect the performance of our operations.

A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making distributions. A significant depreciation in the value of such foreign currencies or measures which may be introduced by foreign governments to control inflation or deflation may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems.

Our ability to sell electricity is impacted by the availability of and access to the various transmission systems to deliver power to its contractual delivery point and the arrangements and facilities for interconnecting the generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, may have a material adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery, which could materially and adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.

Our operations are exposed to health, safety, security and environmental risks.

The ownership, construction and operation of our generation assets carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The costs to comply with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have a material and adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be material and adverse to our business and results of operations.

We may suffer a significant loss resulting from fraud, bribery, corruption other illegal acts, inadequate or failed internal processes or systems, or from external events.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as the occurrence of disasters or security threats affecting our ability to operate. We operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as personnel and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of these risks. These risks can result in direct or indirect financial loss, reputational impact or regulatory censure.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

We rely on computerized business systems.

Our business places significant reliance on information technology. In addition, our business also relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our operations. In light of this, we may be subject to cybersecurity risks or other breaches of information technology security. A breach of our cyber/data security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems for a significant time period could have a material adverse effect on our business operations, financial reporting, financial condition and results of operations.

There are general industry risks associated with operating in the North American and Brazilian power market sectors.

We operate in the North American and Brazilian power market sectors, which are affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. A general and extended decline in the North American or Brazilian economy or sustained conservation efforts to reduce electricity consumption could have the effect of reducing demand for electric energy over time, which, for example, occurred during the recent recession.

Advances in technology could impair or eliminate the competitive advantage of our projects.

There are other alternative technologies that can produce renewable power, such as fuel cells, microturbines and photovoltaic (solar) cells. These alternative technologies currently produce electricity at a higher average price than our generation facilities; however, research and development activities are ongoing to seek improvements in such alternative technologies and their cost of producing electricity is gradually declining. Additionally, research and developments activities are ongoing to seek improvements and reductions in carbon emissions from fossil fuel generation. It is possible that advances will further reduce the cost of alternative methods of power generation. If this were to happen, the competitive advantage of our projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

Risks Related to Financing

Our ability to finance our operations is subject to various risks relating to the state of the capital markets.

Brookfield Renewable has corporate debt and limited recourse project level debt, the majority of which is non-recourse, that will need to be replaced from time to time. Brookfield Renewable’s financings may contain conditions that limit its ability to repay indebtedness prior to maturity without incurring penalties, which may limit its capital markets flexibility. Refinancing risk includes, among other factors, dependence on continued operating performance of Brookfield Renewable’s assets, future electricity market prices, future capital markets conditions, the level of future interest rates and investors’ assessment of Brookfield Renewable’s credit risk at such time. In addition, certain of our financings are, and future financings may be exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our cash flow may be required to service indebtedness. Future acquisitions, development and construction of new facilities and other capital expenditures will be financed out of cash generated from our operations, borrowings and possible future sales of equity. Our ability to obtain financing to finance our growth is dependent on, among other factors, the overall state of the capital markets, continued operating performance of our assets, future electricity market prices, the level of future interest rates and investors’ assessment of our credit risk at such time, and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.

Brookfield Renewable, BRELP and its subsidiaries are or will in the future be subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, create liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests and create subsidiaries. A financial covenant in our bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.

Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.

The credit rating assigned to Brookfield Renewable or any of our subsidiaries’ debt securities may not remain in effect for any given period of time. A rating may be changed by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.

Risks Related to Our Growth Strategy

Government regulations providing incentives for renewable energy could change at any time.

            Development of renewable energy sources and the overall growth of the renewable energy industry are dependent on state or provincial, national and international policies in support of such development. In particular, Canada and the United States, two of our principal markets, and their respective provinces and states, have pursued for several years, and in many cases continue to pursue, policies of active support for renewable energy. In Brazil, SHPPs benefit from a special discount for the use of the transmission and distribution system which enables them to secure higher prices in the market. Policies which incentivize the development of renewables include renewable energy purchase obligations imposed on local service entities, tax incentives, including investment tax credits, production tax credits and accelerated depreciation and direct subsidies.

The attractiveness of renewable energy to purchasers, as well as the economic return available to project sponsors, is often dependent on the cost of fossil fuels as well as the level of incentives available, and the availability of such incentives is uncertain. There is a risk that government regulations providing incentives for renewable energy or increasing emission standards or other environmental regulation of traditional thermal coal-fired generation could change at any time in a manner not dissimilar from Canada’s decision to lower emission reduction targets following withdrawal from Kyoto Protocol to the United Nations Framework Convention on Climate Change. Any such change may impact the competitiveness of renewable energy generally and the economic value and ability to develop our projects in particular. In addition, some of these incentives are subject to sunset provisions which mean they will expire unless renewed. The budget difficulties facing many governments create greater challenges and uncertainty in getting incentives renewed. In addition, even if incentives are renewed prior to their expiration, uncertainty regarding renewal can create substantial risks and delays for developers of renewable power projects. As a result, we may face reduced ability to develop our project pipeline and realize our development growth objectives. We may also suffer material write-offs of development assets as a result.

We may be unable to identify and complete sufficient investment opportunities.

Our strategy for building LP Unitholder value is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

certainty that we will be able to find and complete sufficient investment opportunities that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition and, as such, there is no certainty that we will be able to acquire or develop additional high-quality assets at attractive prices to continue growing our business. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition.

Future growth of our portfolio may subject us to additional risks.

Our strategy is to continue to expand our business through acquisitions and developments, however, acquisitions involve risks that could materially and adversely affect our business, including: the failure of the new acquisitions or projects to achieve the expected investment results, risks related to the integration of the assets or businesses and integration or retention of personnel relating to the acquired assets or companies and the inability to achieve potential synergies. In addition, liabilities may exist that Brookfield Renewable does not discover in its due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, Brookfield Renewable may not be entitled to sufficient, or any, recourse against the vendors or contractual counterparties to an acquisition agreement. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of a new acquisition to perform according to expectations, could have a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

The development of our generating facilities is subject to various construction risks and risks associated with the various types of arrangements we enter into with communities and joint venture partners.

Our ability to develop an economically successful project is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to various environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, but are not limited to, permitting delays, changing engineering and design requirements, the costs of construction, the performance and necessary experience of contractors, labor disruptions and inclement weather. In addition, we enter into various types of arrangements with communities and joint venture partners, including in some cases, First Nations and other aboriginal peoples, for the development of projects. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.

Risks Related to Our Relationship with Brookfield Asset Management

Brookfield will exercise substantial influence over Brookfield Renewable and we are highly dependent on the Service Provider.

            Brookfield Asset Management, through BRPI, is the sole shareholder of the managing general partner of Brookfield Renewable. As a result of its ownership of the managing general partner, Brookfield Asset Management will be able to control the appointment and removal of the managing general partner’s directors and, accordingly, exercise substantial influence over Brookfield Renewable. In addition, Brookfield Renewable holds its interest in its operating entities indirectly and will hold any future acquisitions indirectly through BRELP, the general partner of which is indirectly owned by Brookfield Asset Management. As Brookfield Renewable’s only substantial asset is the limited partnership interests that it holds in BRELP, except future rights under the Voting Agreement, Brookfield Renewable will not have a right to participate directly in the management or activities of BRELP or its holding entities, including with respect to the making of decisions (although it will have the right to remove and replace the general partner of BRELP).

            Brookfield Renewable and BRELP depend on the management and administration services provided by or under the direction of the Service Provider under the Master Services Agreement. Brookfield Asset Management personnel and support staff that provide services to us under the Master Services Agreement are not required to have as their primary responsibility the management and administration of Brookfield Renewable or BRELP or to act exclusively for either of us and the Master

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Services Agreement does not require any specific individuals to be provided by Brookfield Asset Management. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations. The Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.

additional information

Additional information, including our Form 20-F filed with securities regulators in Canada and with the Securities Exchange Commission, are available on our website at www.brookfieldrenewable.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov.

Subsequent eventS

In January 2014, we completed the acquisition of a 70 MW hydroelectric portfolio in Maine consisting of nine facilities which are expected to generate approximately 400 GWh annually. In February 2014, $140 million of financing was obtained with a private placement bond that matures in 2024. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% interest in the portfolio.

In January 2014, we acquired, with our institutional partners, the remaining 50% interest in the 30 MW Malacha Hydro facility in California. We will retain an approximate 22% interest in the facility.

In January 2014, the $279 million bridge loan associated with the recently acquired 360 MW operating hydroelectric portfolio located in Maine was refinanced to 2017 at LIBOR plus 2.25%.

In February 2014, we announced an agreement to acquire a 33% economic and 50% voting interest in a 417 MW hydroelectric facility in Pennsylvania. This facility is expected to generate approximately 1,100 GWh annually. The acquisition is being pursued with institutional partners, and Brookfield Renewable’s share of the acquired interest is approximately 40%. This transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the first quarter of 2014.

In February 2014, we announced an increase in unitholder distributions to $1.55 per unit on an annualized basis, an increase of ten cents per unit, to take effect with the first quarter distribution payable in March 2014.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

ADJUSTED EBITDA AND FUNDS FROM OPERATIONS ON A PRO FORMA BASIS ASSUMING LONG-TERM AVERAGE

Revenues on a pro forma basis are computed by using long-term average generation for each facility, and multiplied by the pricing in the respective power purchase agreements, where applicable. The majority of direct operating costs are fixed, regardless of changes in generation levels or revenue, except for certain items such as water royalty fees which are charged based on generation or revenues and will vary from time to time. The following table reflects Adjusted EBITDA and funds from operations, assuming long-term average generation, for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2013	2012
Generation (GWh)(1)	21,836	18,202
Revenues	$1,688	$1,520
Other income	11	16
Share of cash earnings from equity-accounted investments	21	13
Direct operating costs	(529)	(496)
Adjusted EBITDA(2)	1,191	1,053
Interest expense – borrowings	(410)	(411)
Management service costs	(41)	(36)
Current income taxes	(19)	(14)
Less: cash portion of non-controlling interests	(139)	(60)
Funds from operations(2)	$582	$532

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

pro forma financial review FOR THE year ended DECEMBER 31, 2011

We are providing pro forma financial results that include the impact of the Combination, new contracts and contract amendments, management and other service agreements along with the tax impacts resulting from the Combination, as if each had occurred as of January 1, 2011. The unaudited pro forma financial results have been prepared based upon currently available information and assumptions deemed appropriate by management. The pro forma financial results give effect to the following transactions:

            Items affecting future cash flows:

•         amendment and execution of power purchase agreements; and

•         execution of management and other service agreements.

            Items not affecting cash flows:

•         changes in the fair value of property, plant and equipment due to the change in power purchase agreements and the resulting change in depreciation expense;

•         settlement of intercompany balances as at the date of the transaction; and

•         elimination of the Fund unit liability and related unrealized gain or loss on remeasurement.

For additional information on the pro forma adjustments see “Summary of Pro Forma Adjustments as They Relate to the Comparative Financial Results”.

The unaudited pro forma financial results are provided for information purposes only and may not be indicative of the results that would have occurred had the above transaction been effected on the date indicated. The accounting for certain of the Combination transactions required the determination of fair value estimates as at the date of the transaction on November 28, 2011 rather than the date assumed in the determination of the pro forma results of January 1, 2011.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

ADJUSTED EBITDA AND FUNDS FROM OPERATIONS ON A PRO FORMA BASIS

The following table reflects the Adjusted EBITDA and funds from operations for the year ended December 31, 2011(1):

(MILLIONS, EXCEPT AS NOTED)
Generation (GWh)(2)	15,877
Revenues	$1,309
Other income	19
Share of cash earnings from equity-accounted investments	23
Direct operating costs	(425)
Adjusted EBITDA(3)	926
Interest expense – borrowings	(411)
Management service costs	(22)
Current income taxes	(8)
Less: cash portion of non-controlling interests	(52)
Funds from operations(3)	$433

(1)               Pro forma results reflect new contracts and contract amendments, along with the tax implications of the Combination, as if each had occurred as of January 1, 2011.

(2)               For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)               Non-IFRS measure. See ”Cautionary Statement Regarding Use of Non-IFRS Measures” and “Reconciliation of Pro Forma Results”.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Reconciliation of pro forma results

The following table reconciles Adjusted EBITDA, funds from operations and net loss on a consolidated basis to Adjusted EBITDA, funds from operations and net income for the year ended December 31, 2011:

(MILLIONS)	Notes	Pro forma Basis
Adjusted EBITDA on a consolidated basis		$804
Change in revenues due to revised PPA	(i)	140
Change in direct operating costs	(ii)	(18)
Adjusted EBITDA on a pro forma basis		$926
Funds from operations on a consolidated basis		$332
Change in revenues due to revised PPA	(i)	140
Change in direct operating costs	(ii)	(18)
Management service costs	(ii)	(21)
Funds from operations on a pro forma basis		$433
Net loss on a consolidated basis		$(451)
Change in revenues due to revised PPA	(i)	140
Change in direct operating costs	(ii)	(18)
Management service costs	(ii)	(21)
Elimination of loss on Fund unit liability	(iii)	376
Transfer of revaluation to OCI	(iv)	20
Intercompany settlements	(v)	19
Change in depreciation expense	(vi)	4
Deferred income taxes	(vii)	10
Net income on a pro forma basis		$79
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

summary of pro forma adjustments as they relate to the comparative financial results:

(i) Power Purchase Agreements

Pro forma net income reflects the following contract changes that took effect at the time of the Combination; pursuant an amendment to the power purchase agreement between Brookfield Asset Management and an indirect wholly-owned subsidiary of Brookfield Renewable (the “GLPL PPA”). Brookfield Asset Management guarantees the price of electricity generated by facilities owned by Great Lakes Power Limited, a subsidiary of Brookfield Renewable, at C$82 per MWh. This price is to be increased annually on January 1 by an amount equal to forty percent (40%) of the increase in the consumer price index during the previous calendar year.

Brookfield Energy Marketing LP (“BEM LP”) and Mississagi Power Trust (“MPT”), an indirect wholly-owned subsidiary of Brookfield Renewable, entered into an amendment to the existing Master Power Purchase and Sale Agreement (the “Mississagi PPA”) to adjust the price of electricity purchased to  C$103 per MWh. This price is to be increased annually by an amount equal to twenty percent (20%) of the increase in the consumer price index during the previous calendar year.

Additionally, BEM LP and Brookfield Power U.S. Holding America Co. (“BPUSHA”), an indirect wholly-owned subsidiary of Brookfield Renewable, entered into an Energy Revenue Agreement under which BEM LP will guarantee the price for energy delivered by certain facilities in the United States at $75 per MWh. This price is to be increased annually on January 1 by an amount equal to forty percent (40%) of the increase in the consumer price index during the previous calendar year, but not exceeding an increase of three percent (3%) in any calendar year.

The impacts of these contract price amendments and agreements for the year ended December 31, 2011 are summarized as follows:

(MILLIONS, EXCEPT AS NOTED)	Actual generation (GWh)	Incremental revenue
GLPL PPA	964	$13
Mississagi PPA	473	17
Energy Revenue Agreement	3,512	110
	4,949	$140

(ii) Management and Other Service Agreements

An exclusive agreement with Brookfield Asset Management to provide operating, management and consulting services to Brookfield Renewable provides for a management service fee to be paid on a quarterly basis and will continue in perpetuity. The fee has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable. For the year ended December 31, 2011 pro forma results for management services costs reflect an expense of $22 million.

Brookfield Renewable will also pay an annual marketing service fee of $18 million to a subsidiary of Brookfield Asset Management to reflect an agreement to provide energy marketing services. The fee will be increased annually on January 1 by an amount equal to the increase in the U.S. consumer price index during the previous calendar year. Pro forma results for the year ended December 31, 2011 reflects an expense of $18 million, included in direct operating costs.

(iii) Transfer of Fund Units

The transfer of the 66% of the Fund units not previously owned by Brookfield Asset Management was completed at fair value satisfied by the issuance of limited partnership units. The result of this transaction is to reflect the settlement of the Fund unit liability and the issuance of limited partnership units to satisfy the transfer as equity of Brookfield Renewable. As a result of this transaction, the loss on Fund unit liability, related to the change in fair value of the units and the distributions made for the year ended December 31, 2011 of $376 million, was eliminated.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

(iv) Changes in Fair Value of Financial Instruments

During the year ended December 31, 2011 certain power guarantee agreements between Brookfield Renewable and Brookfield Asset Management were accounted for as financial instruments with unrealized losses of $20 million.

As a result of new agreements and changes in existing agreements with Brookfield Asset Management and its subsidiaries arising from the Combination, the contracts are not accounted for as financial instruments by Brookfield Renewable. Thus the unrealized financial instrument losses described above have been eliminated.

(v) Intercompany Settlements

Brookfield Renewable and its subsidiaries settled certain intercompany loans and transactions with Brookfield Asset Management upon completion of the Combination. During the year ended December 31, 2011 $19 million, of interest income was recorded in the pro forma statement of income to reflect these transactions.

(vi) Change in Depreciation Expense

The reduction in fair value of the power generating assets from Brookfield Renewable’s statement of income and loss results in a decrease in pro forma depreciation expense for the year ended December 31, 2011 of $4 million.

(vii) Deferred Income Tax

Net income on a pro forma basis for the year ended December 31 2011, reflects an increase in deferred taxes by $10 million.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

cautionary statement regarding forward-looking statements

This Annual Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Annual Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, the future growth prospects, achieving long term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of renewable asset class and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Annual Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the risk that we may be deemed an “investment company” under the Investment Company Act; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; our operations are highly regulated and exposed to increased regulation which could result in additional costs; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; our operations could be affected by local communities; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; risks relating to our reliance on computerized business systems; general industry risks relating to operating in the North American and Brazilian power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; risks related to the growth of our portfolio and our ability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; and the departure of some or all of Brookfield’s key professionals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Annual Report and should not be relied upon as representing our views as of any date subsequent to March 17, 2014, the date of this Annual Report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Annual Report contains references to Adjusted EBITDA, funds from operations and adjusted funds from operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, funds from operations and adjusted funds from operations used by other entities. We believe that Adjusted EBITDA, funds from operations and adjusted funds from operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, funds from operations nor adjusted funds from operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. As a result of the Combination, we have presented these measurements of the 2011 results on a pro forma basis.

A reconciliation of Adjusted EBITDA, funds from operations and adjusted funds from operations to net income (loss) and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and funds from operations to net income (loss) in Note 24 - Segmented information in our audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by the Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, Brookfield Renewable maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment.

Ernst & Young LLP, the Independent Registered Chartered Accountants appointed by the directors of the general partner of Brookfield Renewable, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

The consolidated financial statements have been further reviewed and approved by the Board of Directors of the general partner of Brookfield Renewable acting through its Audit Committee, which is comprised of directors who are not officers or employees of Brookfield Renewable. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Richard Legault Chief Executive Officer	Sachin Shah Chief Financial Officer

March 17, 2014

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Brookfield Renewable Energy Partners L.P.

We have audited the accompanying consolidated balance sheets of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) as at December 31, 2013 and 2012, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of Brookfield Renewable’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of Brookfield Renewable’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brookfield Renewable Energy Partners L.P. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2 (p) to the consolidated financial statements, Brookfield Renewable has changed its method of accounting for defined benefit plans resulting from the adoption of the amended International Accounting Standard 19, “Employee Benefits” effective January 1, 2013, which included the disclosure of a consolidated balance sheet as of January 1, 2012.

Toronto, Canada

March 17, 2014

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

		Dec 31	Dec 31	Jan 1
		2013	2012	2012
			Restated	Restated
(MILLIONS)	Notes		(See Note 2(p))
Assets
Current assets
Cash and cash equivalents	5	$203	$137	$225
Restricted cash	6	169	157	42
Trade receivables and other current assets	7	184	194	158
Due from related parties	9	48	34	253
		604	522	678
Financial instrument assets	8	15	-	-
Due from related parties	9	-	22	32
Equity-accounted investments	10	290	344	405
Property, plant and equipment, at fair value	11	15,741	15,702	14,002
Deferred income tax assets	15	117	81	306
Other long-term assets	12	210	254	285
		$16,977	$16,925	$15,708
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	$209	$207	$190
Financial instrument liabilities	8	62	113	99
Due to related parties	9	110	109	147
Current portion of long-term debt	14	517	532	650
		898	961	1,086
Financial instrument liabilities	8	9	32	15
Long-term debt and credit facilities	14	6,106	5,587	4,869
Deferred income tax liabilities	15	2,265	2,349	2,367
Other long-term liabilities	16	163	188	187
		9,441	9,117	8,524
Equity
Non-controlling interests
Preferred equity	18	796	500	241
Participating non-controlling interests - in
operating subsidiaries	18	1,303	1,028	629
General partnership interest in a holding subsidiary
held by Brookfield	18	54	63	64
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	18	2,657	3,070	3,089
Limited partners' equity	19	2,726	3,147	3,161
		7,536	7,808	7,184
		$16,977	$16,925	$15,708

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT PER UNIT AMOUNTS)	Notes	2013	2012	2011
Revenues	9	$1,706	$1,309	$1,169
Other income		11	16	19
Direct operating costs	21	(530)	(486)	(407)
Management service costs	9	(41)	(36)	(1)
Interest expense – borrowings	24	(410)	(411)	(411)
Share of earnings (loss) from equity-accounted
investments	10	9	(5)	10
Unrealized financial instrument gain (loss)	8	37	(23)	(20)
Depreciation	11	(535)	(483)	(468)
Other	4	(31)	(16)	(8)
Loss on Fund unit liability	19	-	-	(376)
Income (loss) before income taxes		216	(135)	(493)
Income tax (expense) recovery
Current	15	(19)	(14)	(8)
Deferred	15	18	54	50
		(1)	40	42
Net income (loss)		$215	$(95)	$(451)
Net income (loss) attributable to:
Non-controlling interests
Preferred equity	18	$37	$16	$13
Participating non-controlling interests - in operating
subsidiaries	18	41	(40)	11
General partnership interest in a holding subsidiary
held by Brookfield	18	1	(1)	(5)
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units held by
Brookfield	18	67	(35)	(232)
Limited partners' equity	19	69	(35)	(238)
		$215	$(95)	$(451)
Basic and diluted earnings (loss) per LP Unit		$0.52	$(0.26)	$(1.79)

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		2013	2012	2011
FOR THE YEAR ENDED DECEMBER 31			Restated	Restated
(MILLIONS)	Notes		(See Note 2(p))
Net income (loss)		$215	$(95)	$(451)
Other comprehensive income (loss) that will not be
reclassified to net income (loss)
Revaluations of property, plant and equipment	10,11	(211)	784	1,774
Actuarial gains (losses) on defined benefit plans	20	12	(8)	(6)
Deferred income taxes on above items	15	104	(224)	47
Total items that will not be reclassified to net income (loss)		(95)	552	1,815
Other comprehensive income (loss) that may be
reclassified to net income (loss)
Financial instruments designated as cash-flow hedges
Gains (losses) arising during the year	8	60	37	(760)
Reclassification adjustments for amounts recognized
in net income (loss)	8	(1)	(16)	(14)
Foreign currency translation		(501)	(145)	(169)
Deferred income taxes on above items	15	(11)	(1)	194
Total items that may be reclassified subsequently to net income (loss)		(453)	(125)	(749)
Other comprehensive (loss) income		(548)	427	1,066
Comprehensive (loss) income		$(333)	$332	$615
Comprehensive income (loss) attributable to:
Non-controlling interests
Preferred equity	18	$(16)	$23	$7
Participating non-controlling interests - in operating
subsidiaries	18	140	(26)	211
General partnership interest in a holding subsidiary held by
Brookfield	18	(5)	3	4
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	18	(224)	163	194
Limited partners' equity	19	(228)	169	199
		$(333)	$332	$615

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
				Actuarial					partnership	interests - in a
				gains				Participating	interest in	holding subsidiary
				(losses) on		Total		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
FOR THE YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at January 1, 2013	$(227)	$125	$3,285	$-	$(25)	$3,158	$500	$1,028	$63	$3,081	$7,830
Effect of retrospectively adopting IAS 19R	-	-	-	(11)	-	(11)	-	-	-	(11)	(22)
Balance as at January 1, 2013 (restated)	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808
Net income	69	-	-	-	-	69	37	41	1	67	215
Other comprehensive income (loss)	-	(208)	(111)	4	18	(297)	(53)	99	(6)	(291)	(548)
Shares issued	-	-	-	-	-	-	349	-	-	-	349
Acquisitions (Note 4)	14	-	(14)	-	-	-	-	205	-	-	205
Distributions	(193)	-	-	-	-	(193)	(37)	(122)	(4)	(188)	(544)
Contributions and other	-	-	-	-	-	-	-	52	-	(1)	51
Change in year	(110)	(208)	(125)	4	18	(421)	296	275	(9)	(413)	(272)
Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536

Balance, as at January 1, 2012	$(9)	$194	$3,015	$-	$(31)	$3,169	$241	$629	$64	$3,097	$7,200
Effect of retrospectively adopting IAS 19R	-	-	-	(8)	-	(8)	-	-	-	(8)	(16)
Balance at January 1, 2012 (restated)	$(9)	$194	$3,015	$(8)	$(31)	$3,161	$241	$629	$64	$3,089	$7,184
Net (loss) income	(35)	-	-	-	-	(35)	16	(40)	(1)	(35)	(95)
Other comprehensive (loss) income	-	(69)	270	(3)	6	204	7	14	4	198	427
Shares issued	-	-	-	-	-	-	252	-	-	-	252
Acquisitions	-	-	-	-	-	-	-	446	-	-	446
Distributions	(183)	-	-	-	-	(183)	(16)	(24)	(4)	(179)	(406)
Other	-	-	-	-	-	-	-	3	-	(3)	-
Change in year	(218)	(69)	270	(3)	6	(14)	259	399	(1)	(19)	624
Balance, as at December 31, 2012 (restated)	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
									partnership	interests - in a
				Actuarial				Participating	interest in	holding subsidiary
				losses on		Total		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
FOR THE YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at January 1, 2011	$(787)	$266	$2,213	$-	$(4)	$1,688	$252	$206	$34	$1,650	$3,830
Effect of retrospectively adopting IAS 19R	-	-	-	(6)	-	(6)	-	-	-	(6)	(12)
Balance at January 1, 2011 (restated)	$(787)	$266	$2,213	$(6)	$(4)	$1,682	$252	$206	$34	$1,644	$3,818
Net (loss) income	(238)	-	-	-	-	(238)	13	11	(5)	(232)	(451)
Other comprehensive (loss) income	-	(72)	802	(2)	(291)	437	(6)	200	9	426	1,066
Acquisitions	-	-	-	-	-	-	-	223	-	-	223
Distributions	(49)	-	-	-	-	(49)	(13)	(25)	(1)	(48)	(136)
Adjustments related to the Combination
Settlement of Fund unit liabilities	785	-	-	-	-	785	-	-	16	767	1,568
Derivative balances	81	-	-	-	264	345	-	-	7	338	690
Settlement of related party balances	175	-	-	-	-	175	-	-	4	171	350
Transfer of assets	24	-	-	-	-	24	-	-	-	23	47
Other	-	-	-	-	-	-	(5)	14	-	-	9
Change in year	778	(72)	802	(2)	(27)	1,479	(11)	423	30	1,445	3,366
Balance, as at December 31, 2011 (restated)	$(9)	$194	$3,015	$(8)	$(31)	$3,161	$241	$629	$64	$3,089	$7,184

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31
(MILLIONS)	Notes	2013	2012	2011
Operating activities
Net income (loss)		$215	$(95)	$(451)
Adjustments for the following non-cash items:
Depreciation	11	535	483	468
Unrealized financial instrument (gain) loss	8	(37)	23	20
Share of (earnings) loss from equity accounted
investments	10	(9)	5	(10)
Deferred income tax recovery	15	(18)	(54)	(50)
Loss on Fund unit liability	19	-	-	376
Other non-cash items		43	46	-
Dividends received from equity-accounted investments	10	16	12	8
Net change in working capital balances	22	1	(22)	(12)
		746	398	349
Financing activities
Long-term debt – borrowings	14	1,353	1,193	880
Long-term debt – repayments	14	(1,683)	(1,140)	(215)
Capital provided by participating non-controlling interests -
in operating subsidiaries	4,18	265	434	186
Issuance of preferred equity	18	337	248	-
Contributions from common parent		-	-	106
Distributions:
To participating non-controlling interests - in operating subsidiaries
and preferred equity	18	(157)	(38)	(39)
To unitholders of Brookfield Renewable or BRELP	19	(378)	(362)	(109)
		(263)	335	809
Investing activities
Acquisitions	4	(241)	(775)	(212)
Investment in:
Sustaining capital expenditures	11	(79)	(55)	(66)
Development and construction of renewable power
generating assets	11	(147)	(307)	(698)
Investment tax credits related to renewable power generating assets	11	-	209	-
Due to or from related parties	9	(11)	172	(120)
Investment in securities		-	(28)	-
Restricted cash and other		70	(29)	(12)
		(408)	(813)	(1,108)
Foreign exchange gain (loss) on cash		(9)	(8)	11
Cash and cash equivalents
Increase (decrease)		66	(88)	61
Balance, beginning of year		137	225	164
Balance, end of year		$203	$137	$225
Supplemental cash flow information:
Interest paid		$388	$380	$318
Interest received		11	16	27
Income taxes paid		29	10	48

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in the United States, Canada and Brazil, which prior to November 28, 2011 were held as part of the power generating operations of Brookfield Renewable Power Inc. (“BRPI”) and Brookfield Renewable Power Fund (the “Fund”).

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”).

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2013, and encompasses individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standing Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, Brookfield Renewable Partners Limited, on March 17, 2014.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

(i)         Consolidation

These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(ii)     Strategic combination of the renewable power generating operations

On November 28, 2011, upon completion of the strategic combination (the “Combination”) of the renewable power assets of BRPI and the Fund, the public unitholders of the Fund received one non-

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

voting limited partnership unit (“LP Unit”) of Brookfield Renewable in exchange for each trust unit of the Fund held and the Fund was wound up.

Also as part of the Combination, Brookfield Renewable entered into a voting agreement with Brookfield Asset Management and its subsidiaries, which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary.  Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries.  In addition, BRELP issued redeemable/exchangeable partnership units (the “Redeemable/Exchangeable Partnership Units”), to a subsidiary of Brookfield Asset Management, pursuant to which the holder may at its request require BRELP to redeem the Redeemable/Exchangeable Partnership Units for cash consideration after a mandatory two-year holding period from the date of issuance. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable Partnership Units so presented to BRELP that are tendered for redemption in exchange for Brookfield Renewable LP units.  As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”).

At the date of the Combination, Brookfield Asset Management, held directly or indirectly, approximately a 73% limited partnership interest on a fully-exchanged basis and all general partnership units including a 0.01% general partnership interest in Brookfield Renewable. Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are collectively referred to as Brookfield in these financial statements. In the first quarter of 2012 and in the first quarter of 2013, Brookfield sold LP Units in Brookfield Renewable and Brookfield Asset Management currently holds, directly or indirectly, approximately a 65% limited partnership interest on a fully-exchanged basis. On an unexchanged basis, Brookfield Asset Management holds a 30% direct limited partnership interest in Brookfield Renewable, a 49% direct interest in BRELP through the ownership of Redeemable/Exchangeable Partnership Units and a direct 1% general partnership interest in BRELP.

Effective November 30, 2011, Brookfield Renewable’s LP Units traded under the symbol “BEP.UN” on the Toronto Stock Exchange.

Effective December 2011, Brookfield Renewable entered into voting arrangements with various affiliates of Brookfield Asset Management, whereby Brookfield Renewable  gained control of  the entities that own U.S. and Brazil renewable power generating operations (the “Voting Arrangements”). The Voting Arrangements provide Brookfield Renewable with all of the voting rights to elect the Boards of Directors of the relevant entities and therefore provides Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 9 - Related party transactions for further information.

The Combination and Voting Arrangements do not represent business combinations under IFRS 3, Business Combinations (“IFRS 3R”), as all combining businesses are ultimately controlled by  Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these reorganizations of entities under common control in a manner similar to a pooling of interest which requires the presentation of pre-Combination and Voting Arrangement financial information as if the transactions had always been in place. Refer to Note 2(o) (ii) for Brookfield Renewable’s policy on accounting for transactions under common control.

Financial information for the periods prior to November 28, 2011 is presented based on the historical combined financial information for the contributed operations as previously reported by Brookfield Asset Management.  For the period since completion of the Combination, the results are based on the actual

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

results of the new entity, Brookfield Renewable, including the adjustments associated with the Combination and the execution of several new and amended agreements, including power purchase agreements and management service agreements.  Refer to Note 9 - Related party transactions for further information.

Effective June 11, 2013, Brookfield Renewable’s LP Units traded under the symbol “BEP” on the New York Stock Exchange.

(iii)       Equity-accounted investments and joint ventures

Equity-accounted investments are entities over which Brookfield Renewable has significant influence or joint arrangements representing joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but it has no control or joint control over those investees. Such investments are accounted for using the equity method.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Brookfield Renewable accounts for its interests in joint ventures using the equity method. Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for Brookfield Renewable’s share of net income, other comprehensive income (“OCI”), distributions by the equity-accounted investment and other adjustments to Brookfield Renewable’s proportionate interest in the investee.

(c) Foreign currency translation

All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of Brookfield Renewable. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

In preparing the consolidated financial statements of Brookfield Renewable, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated balance sheet dates. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.

(d) Cash and cash equivalents

Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

(e) Restricted cash

Restricted cash includes cash and cash equivalents, where the availability of funds is restricted by credit agreements.

(f) Property, plant and equipment and revaluation method

Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16, Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.

Brookfield Renewable generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location.

Effective December 31, 2011 construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value.

Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. Where the carrying amount of an asset decreased, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 22 years
Gas-fired co-generating units	Up to 40 years
Other assets	Up to 60 years

Costs are allocated to significant components of property, plant and equipment.  When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.

Depreciation is calculated based on the cost of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.

The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2013, is 16 years (2012: 17 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.

Gains and losses on disposal of an item of property, plant and equipment are recognized in ‘Other’ in the consolidated statements of income (loss). The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income (loss) when the assets are disposed.

Change in accounting estimates

In 2012, Brookfield Renewable retained third party engineers to review the estimated useful lives of certain assets. As a result, Brookfield Renewable revised the estimated remaining useful life of certain assets to more accurately reflect the period over which they provide economic benefits. Brookfield Renewable accounted for these changes in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”), which requires a change in an accounting estimate to be applied prospectively from the date of the change based on timing of completion of the review. The effective dates of changes were January 1, 2012, April 1, 2012 or July 1, 2012 based on the timing of completion of the review. The consolidated statements of income (loss) reflect a decrease in depreciation of $112 million for the year ended December 31, 2012 as a result of the changes in accounting estimate.

(g) Asset impairment

At each balance sheet date, management assesses whether there is any indication that assets are impaired. For non-financial tangible and intangible assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or cash-generating unit, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Should an impairment loss subsequently reverse, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(h) Trade receivables and other current assets

Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

(i) Financial instruments

All financial instruments are classified into one of the following categories: assets and liabilities at fair value through profit or loss (“FVTPL”), cash, loans and receivables, financial instruments used for hedging, and other financial liabilities.  All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial assets classified as loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Financial assets and financial liabilities classified as financial instruments used for cash-flow hedging continue to be

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

recognized at fair value through OCI. Other financial assets and financial liabilities and non-hedging financial instruments are recorded at fair value through profit and loss.

Brookfield Renewable presents the liability and equity components separately upon recognition of such financial instruments. The amount of accretion relating to the liability component is recognized in profit or loss; and the amount of consideration relating to the equity component is recognized in equity.

Brookfield Renewable selectively utilizes derivative financial instruments to manage financial risks, including interest rate, commodity and foreign exchange risks. A derivative is a financial instrument, which requires little or no initial investment, settles at a future date, and has a value that changes in response to the change in a specified variable such as an interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure, and it is highly probable that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in equity by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship, unless the originally forecasted transaction is no longer expected to occur, at which point it is released to income. The fair values of derivative financial instruments are included in financial instrument assets or financial instrument liabilities, respectively.

(i)      Items qualifying as hedges

Cash flow hedge

The effective portion of unrealized gains and losses on interest rate forward and swap contracts designated as hedges of future interest rate payments are included in equity as cash flow hedges when the interest rate risk relates to an anticipated interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are recorded in income over the term of the corresponding interest payments.

Net investment hedge

Realized and unrealized gains and losses on foreign exchange forward contracts designated as hedges of currency risks are included in equity when the currency risk relates to a net investment in a subsidiary with a functional currency other than the U.S. dollar and are included in income in the period in which the subsidiary is disposed.

(ii)        Items not qualifying as hedges

Upon initial recognition of a derivative financial instrument that is not designated as a hedge, a derivative asset or liability is recorded with an offsetting deferred liability or asset, respectively. Gains or losses arising from changes in fair value of the derivative asset or liability are recognized in income through fair value gains or losses in the period the changes occur. The deferred liability or asset is amortized through income, on a straight-line basis, over the life of the derivative financial instrument.

(iii)       Available-for-sale investments

Investments in publicly quoted equity securities are categorized as available-for-sale when it is not Brookfield Renewable’s strategic intent to sell the securities and the securities were not acquired principally for their near-term sale.  Available-for-sale equity investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in income when investments are sold and are calculated using the average carrying amount of securities sold.  If the fair value of an investment declines below the carrying amount, qualitative and quantitative assessments of

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

whether the impairment is either signiﬁcant or prolonged is undertaken. All relevant facts and circumstances in this assessment are undertaken to determine, particularly the length of time and extent to which fair value has been less than the carrying amount.

(j) Revenue and expense recognition

Revenue from the sale of electricity is recorded when the power is delivered. The revenue must be considered collectible and the costs incurred to provide the electricity to be measurable before recognizing the related revenue. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.

(k) Income taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.

Deferred tax is recognized on taxable temporary differences between the tax bases and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the balance sheet dates.

Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.

Current and deferred income taxes are recorded based on the accounting records of the individual entities that are included within Brookfield Renewable. No additional allocation was considered necessary, prior to the Combination.

(l) Business combinations

The acquisition of a business is accounted for using the acquisition method.  The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3R are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes, share-based payments which are measured in accordance with IFRS 2, Share-based Payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

identifiable tangible and intangible assets, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income.

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income.  Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.

(m) Other items

(i)         Capitalized costs

Capitalized costs related to CWIP include all eligible expenditures incurred in connection with the development and construction of the power generating asset. The expenditures consist of cost of materials, direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Interest and borrowings costs are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.

(ii)        Pension and employee future benefits

Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within Brookfield Renewable. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The project unit credit method, using the length of service and management’s best estimate assumptions, is used to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated balance sheets to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income (loss).

Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated balance sheets with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.

(iii)       Decommissioning, restoration and environmental liabilities

Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, discounted at a current credit-adjusted pre-tax rate specific to the liability. The liability is accreted up to the date the liability will be incurred with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

(iv)       Interest and borrowing costs

Interest and borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset.  A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

(v)        Provisions

A provision is a liability of uncertain timing or amount. A provision is recognized if Brookfield Renewable has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(vi)       Interest income

Interest income is earned with the passage of time and is recorded on an accrual basis.

(vii)      Government grants

Brookfield Renewable becomes eligible for government grants by constructing or purchasing renewable energy facilities, and by bringing those facilities to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case by case basis. Brookfield Renewable reduces the cost of the asset by the amount of the grant.  The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.

With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once the renewable energy is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the energy occurs.

(n) Critical estimates

Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 11 - Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2 (o) - Critical judgments in applying accounting policies for further details.

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

(ii)        Financial instruments

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 8 - Risk management and financial instruments for more details.

(iii)       Deferred income taxes

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

(o) Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)         Preparation of consolidated financial statements

These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.

(ii)        Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3R and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8. As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)         Property, plant and equipment

The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 2 (f). In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a 20 year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20 year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new renewable on-shore wind development resources as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2020. This year is viewed as the point when generators in North America must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and with the Environmental Protection Agency emission compliance deadlines. Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric facilities. In Brazil, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of hydroelectric and wind development.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists.  Operating costs are based on long-term budgets escalated for inflation.  Each operational facility has a 20 year capital plan that it follows to ensure the maximum life of its assets is achieved.  Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)       Financial instruments

The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 2 (i). In applying the policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)        Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 2 (k). In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

(vi)       Consolidation of Brookfield Renewable Power Fund

Brookfield Renewable held a 34% investment in the Fund, on a fully-exchanged basis prior to November 28, 2011. As a result, Brookfield Renewable assessed whether it continued to control the Fund, given its reduced ownership level. In making this assessment, Brookfield Renewable considered the definition of control and guidance as set out in IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). Brookfield Renewable concluded that control did exist as it had the power to govern the financial and operating policies of the Fund under specific agreements. Effective November 28, 2011, public unitholders of the Fund received one LP Unit of Brookfield Renewable for each trust unit of the Fund held, and the Fund was wound up.

(p)  New standards, interpretations and amendments adopted by Brookfield Renewable

The following new accounting standards applied or adopted in the year ended December 31, 2013 had no material impact on the consolidated financial statements.

•         IFRS 10, Consolidated Financial Statements,

•         IFRS 11, Joint Arrangements, and IAS 28, Investment in Associates and Joint Ventures,

•         IAS 34, Interim Financial Reporting and Segment Information for Total Assets and Liabilities.

Brookfield Renewable applied, for the first time, certain standards and amendments that require restatement of previous financial statements. These include IAS 19 (Revised 2011), Employee Benefits, and amendments to IAS 1, Presentation of Financial Statements. The nature and the impact of the new standards or amendments applied or adopted in the year ended December 31, 2013 are described below:

IFRS 12, Disclosure of Interests in Other Entities (IFRS 12)

IFRS 12 establishes disclosure requirements for interests in subsidiaries, joint arrangements, associates, unconsolidated structured entities, special purpose vehicles and off-balance sheet vehicles. The adoption of IFRS 12 has resulted in more comprehensive disclosures in the consolidated financial statements that address the nature of, and risks associated with, an entity’s interest in other entities (refer to Notes 3, 10 and 18).

IFRS 13, Fair Value Measurement (IFRS 13)

IFRS 13 was adopted on January 1, 2013. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements. The new Standard clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes additional disclosures about fair value measurements. It supersedes the fair value guidance that currently exists in IAS 16 concerning the use of the revaluation method.

In addition specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard. In accordance with these transitional provisions, Brookfield Renewable has not made any new disclosures required by IFRS 13 for the 2012 comparative period. Other than the additional disclosures, the application of IFRS 13 did not have any material impact on the amounts recognized in the consolidated financial statements.

IAS 1, Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 introduced a grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of power generating assets). The amendment affected presentation and had no impact on Brookfield Renewable’s financial position or performance.

IAS 19, Employee Benefits (Revised 2011) (IAS 19R)

IAS 19R introduced amendments to the accounting for defined benefit plans, including the treatment of actuarial gains and losses that are now recognized in OCI and permanently excluded from profit and loss. Also, expected returns on plan assets are no longer recognized in profit or loss, instead there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation.

Brookfield Renewable assessed its accounting policy on the recognition of actuarial gains and losses from its defined benefit plans. Brookfield Renewable previously recognized the net cumulative unrecognized actuarial gains and losses, which exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The adoption of IAS 19R required Brookfield Renewable to retroactively restate its consolidated financial statements. The following table summarizes these amounts:

	As at December 31, 2012			As at January 1, 2012
	Previously			Previously
(MILLIONS)	presented	Adjustment	Restated	presented	Adjustment	Restated
Consolidated Balance Sheets:
Other long-term liabilities	$157	$31	$188	$164	$23	$187
Deferred income tax liabilities	2,358	(9)	2,349	2,374	(7)	2,367
Participating non-controlling interests - in a
holding subsidiary - Redeemable/Exchangeable
units held by Brookfield	3,081	(11)	3,070	3,097	(8)	3,089
Limited partners' equity	3,158	(11)	3,147	3,169	(8)	3,161

Consolidated Statements of Changes in Equity:
Actuarial losses on defined benefit plans	$-	$(11)	$(11)	$-	$(8)	$(8)

For the year ended December 31, 2012				For the year ended December 31, 2011
Consolidated Statements of Comprehensive Income (Loss):
Actuarial losses on defined benefit plans	$-	$(8)	$(8)	$-	$(6)	$(6)
Deferred income taxes on above items, net	(227)	2	(225)	239	2	241

(q) Future changes in accounting policies

(i)      Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, FVTPL and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after 1 January 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Levies Imposed by Governments

IFRIC 21, Levies  (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Management is currently evaluating the impact of IFRIC 21 on the consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

3. PRINCIPAL SUBSIDIARIES

The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affects its financial position and results of operations as at December 31, 2013:

		Percentage of
Country of incorporation,		voting securities
registration or operations		owned or controlled
		(%)
Brookfield Renewable Energy L.P.(1)	Bermuda	100
BRP Bermuda Holdings I Limited	Bermuda	100
Brookfield Renewable Power Preferred Equity Inc.	Canada	100
Brookfield Renewable Energy Partners ULC(2)	Canada	100
Brookfield BRP Canada Corp.	Canada	100
Great Lakes Power Limited	Canada	100
Mississagi Power Trust	Canada	100
Lievre Power L.P.	Canada	100
BAIF U.S. Renewable Power Holdings LLC(3)	U.S.	100
BIF II WP Investco I LLC(4)	U.S.	100
Catalyst Old River Hydroelectric L.P.(5)	U.S.	75
Erie Boulevard Hydropower L.P.	U.S.	100
Brookfield Energia Renovavel S.A.	Brazil	100
Itiquira Energetica S.A.	Brazil	100

(1)            Brookfield Asset Management holds Redeemable/Exchangeable Partnership Units and a general partnership interest of 49% and 1%, respectively. BRELP is controlled by Brookfield Renewable through a voting agreement with Brookfield Asset Management.

(2)            Formerly BRP Finance ULC.

(3)            Effective December 2011, Brookfield Renewable entered into Voting Arrangements with various affiliates of Brookfield Asset Management, whereby Brookfield Renewable gained control (as discussed in Note 4 - Business Combinations).

(4)            Effective September 2013, Brookfield Renewable entered into a voting arrangement with various affiliates of Brookfield Asset Management whereby Brookfield Renewable gained control (as discussed in Note 9 – Related Party Transactions).

(5)            Non-voting economic interest held through preferred shares and secured notes.

4.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the respective dates of acquisition.

Completed During 2013

Northeastern United States Hydroelectric Generation Assets

In March 2013, Brookfield Renewable acquired a 100% interest in a 360 MW portfolio of hydroelectric generation facilities.  Total consideration was paid as follows: $57 million that included $55 million in cash and $2 million related to the pre-closing payments and working capital adjustments; holding and project level notes, with a face value of $700 million, were also assumed. The acquisition costs of $8 million were expensed as incurred. In September 2013, upon the closing of a private fund sponsored by Brookfield Asset Management, institutional partners co-invested 49.9% in these facilities for $205 million.

If the acquisition had taken place at the beginning of the year the additional revenue from the acquisition would have been $104 million (unaudited) for the year ended December 31, 2013.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

California Wind Generation Assets

In August 2012, Brookfield Renewable acquired 16% of the outstanding common shares of Western Wind Energy Corp. (“Western Wind”) for a total cash consideration of $25 million.

On November 26, 2012, Brookfield Renewable launched an offer to purchase, through an indirect wholly-owned subsidiary, all of the issued and outstanding common shares of Western Wind (excluding those Brookfield Renewable already owns) for C$2.50 in cash per common share. This offer was subsequently increased to C$2.60 per common share. On February 21, 2013, Brookfield Renewable announced that it was successful in its bid for Western Wind and following take up of the tendered shares, would own 66.1% of the issued and outstanding common shares.

On March 1, 2013, the Board of Directors were replaced by directors appointed by Brookfield Renewable and, as a result Brookfield Renewable began consolidating the operating results, cash flows and net assets of Western Wind.  Further, Brookfield Renewable was required to re-measure its previously held 16% interest to fair value, and the net impact of this re-measurement was not material.

On March 7, 2013, Brookfield Renewable increased its ownership to 93% of the outstanding common shares for additional cash consideration of $143 million.  As Brookfield Renewable held more than 90% of the common shares, on May 21, 2013, it acquired all of the remaining common shares on the same terms that the common shares were acquired under the offer, for additional cash consideration of $15 million.  The common shares of Western Wind were delisted from the TSX Venture Exchange on May 24, 2013.

If the acquisition had taken place at the beginning of the year the additional revenue from the acquisition would have been $38 million (unaudited) for the year ended December 31, 2013.

Canadian Hydroelectric Generation Asset

In March 2013, Brookfield Renewable acquired the remaining 50% interest, previously held by its partner, in a hydroelectric generation facility in Canada taking its total investment to 100% (the “Canadian Hydroelectric Step Acquisition”).

The Canadian Hydroelectric Step Acquisition included cash consideration of $32 million and the assumption of the partner’s portion of the non-recourse debt.  Prior to the Canadian Hydroelectric Step Acquisition, Brookfield Renewable’s financial interest amounted to $22 million.  Brookfield Renewable re-measured its previously held 50% interest to fair value and reversed any amounts previously recorded in OCI.  In addition, $30 million related to revaluation surplus on the initial 50% interest was reclassified within equity of which $14 million related to limited partners’ equity.

If the acquisition had taken place at the beginning of the year the revenue would have been $22 million (unaudited) for the year ended December 31, 2013.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Purchase price allocations, at fair values, with respect to the acquisitions were as follows:

	Northeastern
(MILLIONS)	United States	California	Canada	Total
Cash and cash equivalents	$-	$2	$6	$8
Restricted cash	32	8	-	40
Other current assets	12	9	9	30
Property, plant and equipment, at fair value	721	453	213	1,387
Other long-term assets	22	30	-	52
Current liabilities	(10)	(23)	(29)	(62)
Long-term debt	(720)	(250)	(105)	(1,075)
Other long-term liabilities	-	(43)	(39)	(82)
Non-controlling interests	-	(68)	-	(68)
Net assets acquired	$57	$118	$55	$230

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

Completed During 2012

California Wind Generation Assets

In March 2012, the following investments were made by Brookfield Renewable and certain institutional partners through BAIF U.S. Renewable Power Holdings LLC (“BAIF U.S. Holdings”), in which Brookfield Renewable holds a 22% controlling interest. The investments were accounted for using the acquisition method, and the results of operations have been included in the audited consolidated financial statements since the respective dates of acquisition.

BAIF U.S. Holdings acquired 100% interests in two wind generation facilities in California. BAIF U.S. Holdings also acquired the remaining 50% interest in a wind generation facility, bringing Brookfield Renewable’s total investment to 100% (the “California Wind Step Acquisition”). Total consideration paid of $206 million for these interests included $180 million in cash and the settlement of certain liabilities.

The California Wind Step Acquisition required Brookfield Renewable to re-measure its previously held 50% interest to fair value of $63 million and to reverse any amounts previously recorded in OCI related to the initial 50% interest. Net income for year ended December 31, 2012 reflects an expense of $11 million related to the reclassification from OCI on financial instruments designated as cash flow hedges prior to the California Wind Step Acquisition. In addition, $5 million related to revaluation surplus on the initial 50% interest was reclassified within equity.

Acquisition costs of $2 million related to the above acquisitions were expensed as incurred.

These wind generating facilities are now all in commercial operation.

Brazil Hydroelectric Generation Asset

In July 2012, a Brookfield Americas Infrastructure Fund (“BAIF”) entity, in which Brookfield Renewable holds a 25% controlling interest (“BAIF Brazil”), acquired a 100% interest in a hydroelectric generation facility in Brazil for cash consideration of $14 million. A bargain purchase gain of $12 million was recognized, from the excess fair value of the assets acquired over the consideration paid. The bargain purchase gain was recorded in Other, and acquisition costs were expensed at the acquisition date.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Southern United States Hydroelectric Generation Assets

In November 2012, BAIF U.S. Holdings acquired a 100% interest in a portfolio of hydroelectric generation facilities, located in Tennessee and North Carolina in the southern region of the United States, for cash consideration of $597 million. The acquisition costs of $7 million were expensed as incurred. If the acquisition had taken place at the beginning of the year, assuming long-term average generation, revenue would have increased by $56 million (unaudited) for the year ended December 31, 2012.

Purchase price allocations, at fair values, with respect to the acquisitions in 2012 were as follows:

			Southern
(MILLIONS)	California	Brazil	United States	Total
Current assets(1)	50	-	4	54
Property, plant and equipment, at fair value	748	32	594	1,374
Other long-term assets	9	-	-	9
Current liabilities	(102)	-	(1)	(103)
Long-term debt	(436)	(6)	-	(442)
Net assets acquired	$269	$26	$597	$892

(1) Includes $49 million of cash and cash equivalents.

During the year ended December 31, 2013, the purchase price allocations for the acquisitions in 2012 were finalized. No changes to the provisional purchase price allocations disclosed in the audited consolidated financial statements for 2012 had to be considered for acquisitions made in 2012.

5. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2013	2012
Cash	$164	$91
Short-term deposits	39	46
	$203	$137

6. RESTRICTED CASH

Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	2013	2012
Development projects	$42	$103
Operations	202	134
Total	244	237
Less: non-current	(75)	(80)
Current	$169	$157

Refer to Note 12 – Other long-term assets for information on long-term restricted cash.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

7. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2013	2012
Trade receivables	$105	$106
Prepaids and other	79	88
	$184	$194

As at December 31, 2013, 99% (2012: 99%) of trade receivables were current. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties.  Management also reviews trade receivable balances on an ongoing basis. Bad debt expense related to trade receivables is recognized at the time an account is deemed uncollectible. Accordingly, as at December 31, 2013 and 2012 an allowance for doubtful accounts was not deemed necessary.

8.  risk management and financial instruments

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

(a) Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities.  Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i) Commodity price risk

Commodity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in commodity prices.  Commodity price risk arises from the sale of Brookfield Renewable’s uncontracted generation and stabilization of the gas purchases.

Brookfield Renewable sells electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets. During 2011, certain of the long-term contracts were considered financial instruments, and were recorded at fair value in the consolidated financial statements. The change in fair value of long-term contracts was recorded in either income as “unrealized financial instrument loss” or OCI, as applicable.

The table below summarizes the impact of changes in the market price of electricity and gas as at December 31.  The impact is expressed in terms of the effect on net income and OCI.  The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Impact of a 5% change in the market price of gas and electricity for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2013	2012	2011	2013	2012	2011
5% increase	$-	$1	$2	$1	$-	$-
5% decrease	-	(1)	(2)	(1)	-	-

(ii) Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.

Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.

Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $1,515 million (2012: $1,592 million). Of this amount, $806 million (2012: $1,102 million) has been hedged through the use of interest rate swaps.  Brookfield Renewable’s subsidiaries will enter into agreements designed to minimize the exposure to interest rate fluctuations on these debts. The fair values of the recognized liability for these agreements were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI.  The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2013	2012	2011	2013	2012	2011
1% increase	$(7)	$(7)	$(7)	$96	$51	$48
1% decrease	7	7	7	(96)	(51)	(48)

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques.  In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. As at December 31, 2013, 99% (2012: 99%)  of Brookfield Renewable’s trade receivables of $105 million were current. See Note 7 - Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2013	2012
Cash and cash equivalents	$203	$137
Restricted cash	169	157
Trade receivables and other current assets	184	194
Financial instrument assets	15	-
Other long-term assets
Restricted cash	75	80
Other	-	2
Due from related parties(1)	48	56
	$694	$626

(1)           Includes both the current and long-term amounts.

(c) Liquidity risk

Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due.  Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit and hydrology reserve facilities. Details of the undrawn credit facilities are included in Note 14 – Long-term debt and credit facilities.  Brookfield Renewable also ensures that it has access to public debt markets by maintaining a strong credit rating of BBB (high).

Brookfield Renewable is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

The sensitivity analysis discussed above reflects the risks associated with instruments that Brookfield Renewable considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion above is not intended to reflect fully Brookfield Renewable’s risk exposure.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

CASH OBLIGATIONS

The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the balance sheet dates to the contractual maturity date.  As the amounts are the contractual undiscounted cash flows (gross of unamortized financing fees and accumulated amortization, where applicable), they may not agree with the amounts disclosed in the consolidated balance sheets. Refer to Note 18 – Non-controlling interests for additional details regarding how liquidity risk is mitigated for the Redeemable/Exchangeable partnership units.

AS AT DECEMBER 31, 2013
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$209	$-	$-	$209
Financial instrument liabilities(1)(2)	62	9	-	71
Due to related parties	110	-	-	110
Other long-term liabilities - concession payments	1	5	117	123
Long-term debt and credit facilities(2)	517	2,395	3,752	6,664
Interest payable on long-term debt(3)	364	1,199	1,640	3,203
Total	$1,263	$3,608	$5,509	$10,380

AS AT DECEMBER 31, 2012
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$207	$-	$-	$207
Financial instrument liabilities(1)(2)	113	30	2	145
Due to related parties	109	-	-	109
Other long-term liabilities - concession payments	8	22	104	134
Long-term debt and credit facilities(2)	532	1,902	3,739	6,173
Interest payable on long-term debt(3)	284	931	1,331	2,546
Total	$1,253	$2,885	$5,176	$9,314

(1)            Financial instruments liabilities exclude amounts determined to be non-financial derivatives.

(2)            Includes both the current and long-term amounts.

(3)            Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on current rates.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Brookfield Renewable classifies its assets and liabilities as outlined below:

				Non-financial
	Cash, loans	Derivatives	Other	assets and
AS AT DECEMBER 31, 2013	and	used for	financial	non-financial
(MILLIONS)	receivables	hedging	liabilities	liabilities	Total
Cash, cash equivalents and
restricted cash	$372	$-	$-	$-	$372
Trade receivables and other current assets(2)	184	-	-	-	184
Due from related parties(2)	48	-	-	-	48
Financial instrument assets	-	15	-	-	15
Equity-accounted investments	-	-	-	290	290
Property, plant and equipment, at fair value	-	-	-	15,741	15,741
Deferred income tax assets	-	-	-	117	117
Other long-term assets	96	-	-	114	210
Total assets	$700	$15	$-	$16,262	$16,977
Accounts payable and accrued liabilities(2)	$-	$-	$209	$-	$209
Financial instrument liabilities(3)	-	71	-	-	71
Due to related parties(2)	-	-	110	-	110
Long-term debt and credit facilities(2)(3)	-	-	6,623	-	6,623
Deferred income tax liabilities	-	-	-	2,265	2,265
Other long-term liabilities	-	-	163	-	163
Total liabilities	$-	$71	$7,105	$2,265	$9,441

(1)            Measured at fair value with all gains and losses recorded in the consolidated statements of income (loss).

(2)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(3)            Includes both the current and long-term amounts.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

					Non-financial
	Cash, loans		Derivatives	Other	assets and
AS AT DECEMBER 31, 2012	and	Assets(1)	used for	financial	non-financial
(MILLIONS)	receivables	liabilities	hedging	liabilities	liabilities	Total
Cash, cash equivalents and
restricted cash	$294	$-	$-	$-	$-	$294
Trade receivables and other current assets(2)	194	-	-	-	-	194
Due from related parties(2)(3)	56	-	-	-	-	56
Equity-accounted investments	-	-	-	-	344	344
Property, plant and equipment, at fair value	-	-	-	-	15,702	15,702
Deferred income tax assets	-	-	-	-	81	81
Other long-term assets	100	26	-	-	128	254
Total assets	$644	$26	$-	$-	$16,255	$16,925
Accounts payable and accrued liabilities(2)	$-	$-	$-	$207	$-	$207
Financial instrument liabilities(3)	-	80	65	-	-	145
Due to related parties(2)	-	-	-	109	-	109
Long-term debt and credit facilities(2)(3)	-	-	-	6,119	-	6,119
Deferred income tax liabilities	-	-	-	-	2,349	2,349
Other long-term liabilities	-	-	-	188	-	188
Total liabilities	$-	$80	$65	$6,623	$2,349	$9,117

(1)            Measured at fair value with all gains and losses recorded in the consolidated statements of income (loss).

(2)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(3)            Includes both the current and long-term amounts.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2013	2012
Assets measured at fair value:
Cash and cash equivalents	$203	$-	$-	$203	$137
Restricted cash	169	-	-	169	157
Financial instrument assets
Interest rate swaps	-	15	-	15	-
Available-for-sale investments(1)	-	-	-	-	26
Property, plant and equipment(2)	-	-	15,741	15,741	15,702
Liabilities measured at fair value:
Financial instrument liabilities
Energy derivative contracts	-	(3)	-	(3)	(13)
Interest rate swaps	-	(68)	-	(68)	(132)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(7,128)	-	(7,128)	(6,760)
Total	$372	$(7,184)	$15,741	$8,929	$9,117

(1)       Available-for-sale investments represent an investment in securities of Western Wind and were included in Other long-term assets.

(2)       Refer to Note 11 - Property, plant and equipment, at fair value for further information.

There were no transfers between levels during the year ended December 31, 2013.

The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

	2013			2012
(MILLIONS)	Assets	Liabilities	Net Liabilities	Net Liabilities
Energy derivative contracts	$-	$3	$3	$13
Interest rate swaps	15	68	53	132
Total	15	71	56	145
Less: current portion	-	62	62	113
Long-term portion	$15	$9	$(6)	$32
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The following table presents the change in Brookfield Renewable’s total net financial instrument position as at and for the year ended December 31:

(MILLIONS)	Note	2013	2012	2011
Balance, beginning of year		$145	$114	$246
(Decreases) increases in the net financial position:
Unrealized (gain) loss through income on energy derivative contracts	(a)	(18)	(16)	19
Unrealized accounting loss through OCI on energy derivative
contracts	(a)	7	4	708
Unrealized (gain) loss through income on interest rate swaps	(b)	(19)	12	1
Unrealized (gain) loss through OCI on interest rate swaps	(b)	(65)	(4)	66
Reversal of energy derivative contracts designated as cash-flow
hedges through accumulated OCI and non-controlling interests		-	-	(704)
Reversal of energy derivative contracts designated as cash-flow
hedges through retained earnings		-	-	(222)
Acquisitions and other		6	35	-
Balance, end of year		$56	$145	$114

Derivative liabilities not designated as hedging instruments:
Energy derivative contracts	(a)	$-	$13	$26
Interest rate swaps	(b)	-	67	-
Net position		$-	$80	$26

Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(a)	$3	-	-
Interest rate swaps	(b)	68	$65	$88
Net positions		$71	$65	$88
Derivative assets designated as hedging instruments:
Interest rate swaps	(b)	$(15)	$-	$-
Net positions		$(15)	$-	$-

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize the price of gas purchases or eliminate the price risk on the sale of certain future power generation.  Certain energy contracts are recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

In the next 12 months, it is expected that a $3 million loss (2012: $4 million loss) will be settled or reclassified into income.

On April 1, 2011, Brookfield Renewable designated two significant long-term energy contracts with related parties as cash-flow hedges.  As a result of new agreements and changes in existing agreements with Brookfield Asset Management and its subsidiaries arising from the Combination, these contracts are no longer accounted for as derivatives by Brookfield Renewable effective November 28, 2011. For the period from April 1, 2011 to November 28, 2011, Brookfield Renewable recorded accounting losses of

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

$708 million related to these contracts that were recorded in OCI. On formation of Brookfield Renewable, $704 million of unrealized accounting losses were reversed.

Since these amendments arose from the common control reorganization with Brookfield Asset Management the amounts were adjusted directly into equity.

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the consolidated financial statements at an amount equal to fair value.

At December 31, 2013, agreements with a total notional value of $1,600 million were outstanding (2012: $1,698 million) including notional values of $nil (2012: $562 million) associated with agreements that are not formally designated as hedging instruments. The fixed interest rates resulting from these agreements range from 0.38% to 5.30% (2012: 0.42% to 5.30%).

For the year ended December 31, 2013, losses of $1 million, relating to cash flow hedges were realized and reclassified from OCI to net income (loss) (2012: losses of $16 million).

9.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

Principal Agreements

Combination Agreement

The Combination was effected pursuant to a Combination Agreement which contains covenants, representations and warranties of and from each of BRPI, the Fund, Brookfield Renewable Power Trust (“BRPT”) and Brookfield Renewable pursuant to which Brookfield Renewable agreed to acquire all of the assets of the Fund and all of the other renewable power assets of BRPI pursuant to a court-approved Plan of Arrangement under Ontario corporate law.

Limited Partnership Agreements

Each of the amended and restated limited partnership agreements of Brookfield Renewable and BRELP outline the key terms of the partnerships, including provisions relating to management, protections for limited partners, capital contributions, distributions and allocation of income and losses. Pursuant to BRELP’s amended and restated limited partnership agreement, BRELP’s general partner is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the amended and restated partnership agreement.

Relationship Agreement

Brookfield Asset Management and certain of its subsidiaries entered into an agreement with Brookfield Renewable pursuant to which Brookfield Asset Management agreed that Brookfield Renewable will serve as its primary vehicle through which it will acquire renewable power assets on a global basis.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Master Services Agreement

Brookfield Renewable entered into an exclusive agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee.  The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). The Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.

BRELP Voting Agreement

Pursuant to a voting agreement dated November 28, 2011 (the “Voting Agreement”), between Brookfield Renewable and Brookfield Asset Management, Brookfield Renewable, through its managing general partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.

Revenue Agreements

Contract Amendments

Two long-term power purchase agreements on generating assets in Ontario were amended in 2011 in connection with the Combination to increase the price from C$68 per MWh to an average of C$88 per MWh on a portfolio basis. The agreements described below are with respect to generating assets held by the Mississagi Power Trust (“MPT”), and Great Lakes Power Limited (“GLPL”). In addition, the term of the Mississagi power purchase agreement has been extended to December 1, 2029 and MPT has been granted the unilateral option to terminate the agreement, on 120 days written notice, at certain times between 2017 and 2024.

As amended, the GLPL power purchase agreement requires a subsidiary of Brookfield Asset Management to support the price that GLPL receives for energy generated by certain facilities in Canada at a price of C$82 per MWh subject to an annual adjustment equal to 40% of the Consumer Price Index (“CPI”) in the previous year.  The GLPL agreement has an initial term to 2029, and the contract automatically renews for successive 20-year periods with certain termination provisions.  If the contract is not terminated prior to 2029, the price under this agreement reverts back to the original C$68 per MWh subject to an annual adjustment equal to 40% of the CPI for each year.

As amended, the MPT power purchase agreement requires a subsidiary of Brookfield Asset Management to purchase the energy generated at a price of C$103 per MWh subject to an annual adjustment equal to 20% of the CPI in the previous year.  The MPT contract terminates on December 1, 2029, subject to the early termination options described above.

Energy Revenue Agreement

In 2011, the Energy Revenue Agreement was entered into between a subsidiary of Brookfield Asset Management and Brookfield Power U.S. Holdings America Co. (“BPUSHA”) that indirectly owns substantially all of the U.S. facilities of Brookfield Renewable. The subsidiary of Brookfield Asset Management will support the price that BPUSHA receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. The Energy Revenue Agreement will have an initial term of 20 years, with automatic renewals for successive 20-year periods with certain termination provisions.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Other Revenue Agreements

Pursuant to a 20-year power purchase agreement, a subsidiary of Brookfield Asset Management purchases all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh.  The energy rates are subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year.

Pursuant to a 20-year power purchase agreement, a subsidiary of Brookfield Asset Management purchases all energy from Lievre Power in Quebec at C$68 per MWh.  The energy rates are subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%.

Pursuant to a power guarantee agreement, a subsidiary of Brookfield Asset Management will purchase all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, to be increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year.  This power guarantee agreement is scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing power agreements.  This agreement has an initial term to 2029 and automatically renews for successive 20-year period with certain termination provisions.

Pursuant to a 10-year Wind Levelization agreement expiring in 2019, a subsidiary of Brookfield Asset Management mitigates any potential wind variation from the expected annual generation of 506 GWh with regards to the Prince Wind assets in Ontario.  Any excess generation compared to the expected generation results in a payment from Brookfield Renewable to the subsidiary of Brookfield Asset Management, while a shortfall would result in a payment from a subsidiary of Brookfield Asset Management to Brookfield Renewable.

Power Services Agreements

Power Agency Agreements

Certain Brookfield Renewable subsidiaries have entered into Power Agency Agreements appointing a subsidiary of Brookfield Asset Management as the exclusive agent of the owner in respect of the sales of electricity, including the procurement of transmission and other additional services.  In addition, this subsidiary will schedule, dispatch and arrange for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, the subsidiary will be entitled to be reimbursed for any third-party costs incurred, and, in certain cases, receives an additional fee for its services in connection with the sale of power and for providing the other services.

Energy Marketing Agreement

A subsidiary of Brookfield Asset Management has agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable pays an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013).

Development Projects Agreement

As part of the Combination, Brookfield Renewable indirectly acquired a number of development projects in the United States, Canada and Brazil from a subsidiary of Brookfield Asset Management. This subsidiary received no upfront proceeds on closing for the transfer of these projects, but is entitled to receive on commercial operation or sale of the projects, in each case if developed or sold in the 25 years following closing, up to 100% of the development costs that it contributed to each project and 50% of the

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

fair market value of the projects in excess of a priority return on each party’s invested capital. These amounts will only be payable on projects upon substantial completion or sale of the project. With respect to the projects located in the United States and Canada, the Development Projects Agreement provides for the reimbursement of expenses to a subsidiary of Brookfield Asset Management for such projects, and a separate royalty agreement exists to provide royalties on each project. With respect to projects located in Brazil, a subsidiary of Brookfield Asset Management subscribed for special shares which contain a redemption feature that provides for the reimbursement of expenses as well as the sharing of the fair market value on projects.

Other Agreements

Payment obligations relating to power purchase agreements

Pursuant to a 20-year power purchase agreement guarantee, expiring in 2021, a subsidiary of Brookfield Asset Management guarantees to Powell River Energy the payment of obligations of an industrial power purchaser for an annual fee of C$0.5 million.

Purchase of natural gas

A subsidiary of Brookfield Asset Management acting as an agent on behalf of Brookfield Renewable secures the price of natural gas with respect to a gas plant in Ontario until the end of 2013 for a weighted average price of $6 per MMbtu.

Insurance services

In the normal course of operations, an insurance broker affiliated with Brookfield Asset Management, entered into transactions with Brookfield Renewable to provide insurance services. These transactions are measured at exchanged value.

Voting Agreements

In December 2011 Brookfield Renewable entered into voting agreements with subsidiaries of Brookfield Asset Management whereby these subsidiaries, as managing members of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments with institutional investors, agreed to assign to Brookfield Renewable their voting rights to appoint the directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.

In September 2013, Brookfield Renewable entered into a voting agreement with subsidiaries of Brookfield Asset Management whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments with institutional investors, agreed to assign to Brookfield Renewable their voting rights to appoint the directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities was 50.1% as at December 31, 2013.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The following table reflects the related party agreements and transactions on the consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2013	2012	2011
Revenues
Purchase and revenue support agreements	$456	$376	$254
Wind levelization agreement	6	2	7
	$462	$378	$261
Direct operating costs
Energy purchases	$(36)	$(40)	$(41)
Energy marketing fee	(20)	(18)	(11)
Insurance services	(26)	(18)	(18)
	$(82)	$(76)	$(70)
Interest expense	$-	$-	$(19)
Management service costs	$(41)	$(36)	$(1)

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2013	2012
Current assets
Due from related parties
Amounts due from	Brookfield Asset Management	$36	$20
	Equity accounted and other	12	14
		$48	$34
Due from related parties
Amounts due from	Brookfield Asset Management
	Brascan Energetica	$-	$3
Note receivable	Powell River Energy Inc.(1)	-	19
		$-	$22
Current liabilities
Due to related parties
Amount due to	Brookfield Asset Management	$48	$45
Accrued distributions payable on LP units
and Redeemable/Exchangeable
partnership units	Brookfield Asset Management	62	61
Amount due to	Equity accounted	-	3
		$110	$109

(1)            Brookfield Renewable acquired the remaining 50% interest in this entity in 2013 bringing the total investment to 100%, and its results were fully consolidated.

Current assets

Amounts due from Brookfield Asset Management are non-interest bearing, unsecured and due on demand.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Amounts due from related parties

Amounts due from Brookfield Asset Management are non-interest bearing, unsecured and due on demand.

Amounts due are not considered impaired based on the credit worthiness of the related - party counterparties. Accordingly, as at December 31, 2013 and 2012, an allowance for doubtful accounts was not deemed necessary.

Current liabilities

Amounts due to Brookfield Asset Management are unsecured, payable on demand and relate to recurring transactions.

10.  equity-accounted investments

The following are Brookfield Renewable’s equity-accounted investments as at December 31:

	Principal place	Ownership	Carrying value
	of business	interest
(MILLIONS)%			2013	2012
Bear Swamp Power Co. L.L.C.	United States	50	$138	$155
Galera Centrais Eletricas S.A.	Brazil	50	58	67
Pingston Power Inc.	Canada	50	51	59
Brookfield Americas Infrastructure Fund Investees	United States	50	40	41
Brookfield Infrastructure Fund II Investees	United States	14 - 50	3	-
Powell River Energy Inc.(1)	Canada		-	22
			$290	$344

(1)            In 2013, Brookfield Renewable acquired the remaining 50% interest in this entity, bringing the total investment to 100%, and its results were fully consolidated.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the year ended December 31:

(MILLIONS)	2013	2012	2011
Balance, beginning of year	$344	$405	$269
Acquisitions	(19)	(63)	20
Revaluation recognized through OCI	(15)	16	136
Share of OCI	1	-	(7)
Share of net income (loss)	9	(5)	10
Dividends received	(18)	(12)	(8)
Foreign exchange loss	(12)	(5)	(14)
Other	-	8	(1)
Balance, end of year	$290	$344	$405

The following tables summarize certain financial information of equity-accounted investments:

(MILLIONS)		2013	2012
As at December 31:
Current assets		$54	$66
Property, plant and equipment, at fair value		726	1,018
Other assets		232	241
Current liabilities		27	46
Long-term debt		202	320
Other liabilities		203	272

(MILLIONS)	2013	2012	2011
For the year ended December 31:
Revenue	$110	$106	$117
Net income (loss)	19	(12)	19
Share of net income (loss)
Cash earnings	21	13	23
Non-cash loss	(12)	(18)	(13)

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

11.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment, at fair value:

(MILLIONS)	Hydroelectric(1)	Wind energy	CWIP	Other(2)	Total
As at December 31, 2010	$11,409	$554	$234	$63	$12,260
Additions(3)	222	73	716	18	1,029
Transfers and other	90	380	(501)	-	(31)
Items recognized through OCI
Change in fair value	1,181	489	(52)	20	1,638
Foreign exchange	(390)	(11)	(11)	(1)	(413)
Items recognized through net income
Change in fair value	(14)	-	-	1	(13)
Depreciation(4)	(419)	(35)	-	(14)	(468)
As at December 31, 2011	$12,079	$1,450	$386	$87	$14,002
Additions(3)	607	385	490	-	1,482
Transfers and other	107	429	(558)	4	(18)
Items recognized through OCI
Change in fair value	637	62	82	(13)	768
Foreign exchange	(70)	40	(8)	2	(36)
Items recognized through net income
Change in fair value	(20)	(4)	-	11	(13)
Depreciation(4)	(349)	(113)	-	(21)	(483)
As at December 31, 2012	$12,991	$2,249	$392	$70	$15,702
Additions(3)	921	430	255	-	1,606
Transfers and other	183	(4)	(205)	-	(26)
Items recognized through OCI
Change in fair value	(215)	8	24	(19)	(202)
Foreign exchange	(672)	(90)	(25)	(2)	(789)
Items recognized through net income
Change in fair value	(21)	(3)	-	9	(15)
Depreciation(4)	(381)	(142)	-	(12)	(535)
As at December 31, 2013	$12,806	$2,448	$441	$46	$15,741

(1)       Includes $31 million of intangible assets (2012: $44 million and 2011: $57 million).

(2)       Included in “Other” are gas-fired generating (“co-gen”) units.

(3)       Includes acquisitions of $1,387 million (2012: $1,374 million and 2011: $234 million) (See Note 4).

(4)       Assets not subject to depreciation include CWIP and land.

The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 2 (f) - Property, plant and equipment and revaluation method and 2 (n) - Critical estimates. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2 (o) - Critical judgments in applying accounting policies.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology, are provided in the following table:

	United States		Canada		Brazil
	2013	2012	2013	2012	2013	2012
Discount rate
Contracted	5.8%	5.2%	5.1%	4.7%	9.1%	8.6%
Uncontracted	7.6%	7.0%	6.9%	6.5%	10.4%	9.9%
Terminal capitalization rate(1)	7.1%	7.0%	6.4%	6.5%	N/A	N/A
Exit date	2033	2032	2033	2032	2029	2029

(1)            The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

The following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment:

(BILLIONS)	2013	2012
50 bps increase in discount rates	$(1.1)	$(1.2)
50 bps decrease in discount rates	1.3	1.4

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.4)
50 bps decrease in terminal capitalization rate(1)	0.3	0.3

(1)        The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2013, is 16 years (2012: 17 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.

The following table summarizes the percentage of total generation contracted under power purchase agreements:

	United States	Canada	Brazil
1 - 10 years	64%	91%	42%
11 - 20 years	50%	68%	31%

The following table summarizes power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	United States	Canada		Brazil
1 - 10 years	$89	C$	90	R$	240
11 - 20 years	$104	C$	96	R$	374

(1)            Assumes nominal prices based on weighted-average generation.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	United States	Canada		Brazil
1 - 10 years	$74	C$	99	R$	239
11 - 20 years	$119	C$	119	R$	367

(1)            Assumes nominal prices based on weighted-average generation.

A 5% change in the estimates of future electricity prices would increase or decrease the fair value of property, plant and equipment by approximately $400 million.

Brookfield Renewable’s long term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2020. A one year change would increase or decrease the fair value of property, plant and equipment by approximately $200 million.

Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2013	2012
Hydroelectric	$5,305	$4,639
Wind	1,935	1,652
Other(1)	386	357
	$7,626	$6,648

(1)        Included within the “Other” category are gas-fired generating units and CWIP.

12.  OTHER LONG-TERM ASSETS

The composition of Brookfield Renewable’s other long-term assets as at December 31 is presented in the following table:

		Accumulated
	Cost	Amortization	Net Book Value	Net book value
(MILLIONS)	2013			2012
Water rights	$100	$(26)	$74	$84
Restricted cash	75	-	75	80
Available-for-sale investments	-	-	-	26
Unamortized financing fees	37	(26)	11	11
Other	54	(4)	50	53
	$266	$(56)	$210	$254

Brookfield Renewable is required to pay the Brazilian Federal Government for the usage of public assets (“Water rights”) over the concession terms associated with two of its Brazilian facilities. Water rights are monetarily adjusted by the Brazilian General Market Price Index.  As at December 31, 2013, an asset of $74 million (2012: $84 million) was included in other long-term assets and corresponding liability of $89 million was recorded within other long-term liabilities (Note 16) (2012: $101 million).

At December 31, 2013, $75 million of long-term restricted cash (2012: $80 million) was held to satisfy lease payments and meet debt service obligations.

At December 31, 2012, an investment in securities owned by Brookfield Renewable was classified as available-for-sale. The investment totaled $26 million and related to Western Wind. No gains (losses) have been recorded in OCI.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The unamortized fees primarily relate to the sale and leaseback of a hydroelectric facility. Unamortized fees are amortized on a straight-line basis over the term of the arrangement to interest expense.

13.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2013	2012
Operating accrued liabilities	$101	$97
Interest payable on corporate and subsidiary borrowings	49	41
Accounts payable	11	23
LP Unitholders’ distribution and preferred dividends payable	40	34
Other	8	12
	$209	$207

14.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations as at December 31 is presented in the following table:

	2013			2012
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (CDN$200)	5.3	4.8	$188	5.3	5.8	$202
Series 4 (CDN$150)	5.8	22.9	141	5.8	23.9	151
Series 6 (CDN$300)	6.1	2.9	282	6.1	3.9	302
Series 7 (CDN$450)	5.1	6.8	424	5.1	7.8	454
Series 8 (CDN$400)	4.8	8.1	377	4.8	9.1	403
	5.3	7.7	$1,412	5.3	8.7	$1,512
Subsidiary borrowings
United States	6.0	9.7	$2,826	6.4	11.4	$2,264
Canada	5.8	15.2	1,877	5.9	12.7	1,781
Brazil	7.4	11.1	238	8.5	9.7	348
	6.0	11.8	$4,941	6.4	11.8	$4,393
Credit facilities(1)	1.4	3.8	$311	2.0	3.8	$268
Total debt			$6,664			$6,173
Add: Unamortized premiums(2)			11			-
Less: Unamortized financing fees(2)			(52)			(54)
Less: Current portion			(517)			(532)
			$6,106			$5,587

(1)            Amounts are unsecured and revolving. Interest rate is at the London Interbank Offered Rate (“LIBOR”) plus 1.25% (2012: 1.75%).

(2)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Future maturities of Brookfield Renewable’s debt obligations, for each of the next five years and thereafter are as follows:

(MILLIONS)	2014	2015	2016	2017	2018	Thereafter	Total
Corporate borrowings(1)	$-	$-	$282	$-	$188	$942	$1,412
Subsidiary borrowings(1)
United States	442	425	96	505	206	1,152	2,826
Canada	48	50	139	47	49	1,544	1,877
Brazil	27	26	24	24	23	114	238
	517	501	541	576	466	3,752	6,353
Credit facilities	-	-	-	311	-	-	311
	$517	$501	$541	$887	$466	$3,752	$6,664

(1)           Corporate borrowings and subsidiary borrowings include $52 million and $11 million of unamortized deferred financing fees and premiums, respectively.

Future maturities of borrowings for subsidiaries accounted for on an equity-accounted basis for each of the next five years and thereafter are as follows:

(MILLIONS)	2014	2015	2016	2017	2018	Thereafter	Total
United States	$1	$1	$1	$125	$1	$7	$136
Canada	-	33	-	-	-	-	33
	$1	$34	$1	$125	$1	$7	$169

The unamortized financing fees of each debt obligation as at December 31 are as follows:

(MILLIONS)	2013	2012	2011
Corporate borrowings
Unamortized financing fees, beginning of year	$8	$6	$6
Additional financing fees	-	3	-
Amortization of financing fees	(2)	(1)	-
Unamortized financing fees, end of year	$6	$8	$6
Subsidiary borrowings
Unamortized financing fees, beginning of year	$46	$49	$44
Additional financing fees	17	15	15
Amortization of financing fees	(17)	(18)	(10)
Unamortized financing fees, end of year	$46	$46	$49
Total	$52	$54	$55

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Long-term debt and credit facilities are recorded at amortized cost.

The following table provides information about management’s best estimate of the fair value of long-term debt and credit facilities as at December 31:

	2013		2012
(MILLIONS)	Carrying value(1)	Fair value	Carrying value(1)	Fair value
Corporate borrowings	$1,406	$1,535	$1,504	$1,700
Subsidiary borrowings
United States	$2,804	$2,988	$2,244	$2,440
Canada	1,864	2,056	1,755	2,004
Brazil	238	238	348	348
	4,906	5,282	4,347	4,792
Credit facilities	311	311	268	268
	$6,623	$7,128	$6,119	$6,760

(1)            Net of unamortized financing fees and premiums.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable (Note 23  - Subsidiary public issuers).  The finance subsidiary may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture.  The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in the United States and Canada consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of TJLP, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

In February 2013, Brookfield Renewable refinanced indebtedness associated with a 166 MW Ontario wind facility through a C$450 million loan for a term of 18 years at 5.1%.

In February 2013, a subsidiary of Brookfield Renewable issued a $75 million floating rate credit facility maturing in 2015.

In March 2013, Brookfield Renewable refinanced indebtedness associated with a 51 MW Ontario wind facility through a C$130 million loan for a term of 19 years at 5.0%.

In March 2013, Brookfield Renewable purchased 88% of the $575 million in operating company notes outstanding with respect to the recently acquired, 360 MW hydroelectric portfolio in Northeastern United States. In May 2013, Brookfield Renewable purchased 100% of the $125 million of holding level notes with respect to the same facilities. Brookfield Renewable financed a portion of the tendered notes through a 24-month, bridge loan of up to $350 million.

As part of the acquisition of wind assets in California, Brookfield Renewable assumed an aggregate of $250 million in subsidiary borrowings, of which $200 million is subject to a fixed interest rate of 7.2% and matures in 2032.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

With the Canadian Hydroelectric Step Acquisition and the assumption of the other partners’ portion of the non-recourse debt, Brookfield Renewable increased subsidiary borrowings by $96 million. The debt matures in 2016 and bears a fixed interest rate of 6.5%.

Net repayments of $373 million were made during the year ended December 31, 2013.

Credit facilities

In 2013, Brookfield Renewable expanded its committed unsecured revolving credit facilities to $1,280 million and extended the maturity date to October 31, 2017. The credit facilities are used for general working capital purposes. The credit facility is available by way of advances in either Canadian or U.S. dollars of (i) prime rate loans (ii) bankers’ acceptance (“BA”) rate loans (iii) LIBOR loans and (iv) letters of credit. Refer to Note 25 – Commitments, contingencies and guarantees for further details. The credit facility bears interest at the applicable BA rate or LIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. At December 31, 2013, the margin was 1.25% (2012: 1.75%). Standby fees are charged on the undrawn balance.

In addition, Brookfield Asset Management provided a $200 million committed unsecured revolving credit facility maturing in December 2014, at LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from its credit facilities for general corporate purposes, which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

(MILLIONS)	2013	2012
Available revolving credit facilities	$1,480	$990
Drawings	(311)	(268)
Issued letters of credit	(212)	(182)
Unutilized revolving credit facilities	$957	$540

Net draws of $43 million were made during the year ended December 31, 2013.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

15.  Income taxes

The major components of income tax (expense) recovery for the year ended December 31 are as follows:

(MILLIONS)	2013	2012	2011
Income tax (expense) recovery applicable to:
Current taxes
Attributed to the current period	$(19)	$(14)	$(8)
Deferred taxes
Income taxes - origination and reversal of temporary differences	$24	$82	$75
Relating to change in tax rates / imposition of new tax laws	14	(5)	(3)
Relating to unrecognized temporary differences and tax losses	(20)	(23)	(22)
	$18	$54	$50
Total income tax (expense) recovery	$(1)	$40	$42

The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to OCI are as follows:

(MILLIONS)	2013	2012	2011
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$(11)	$(1)	$194
Revaluation surplus
Origination and reversal of temporary differences	98	(218)	(268)
Relating to changes in tax rates / imposition of new tax laws	6	(6)	315
	$93	$(225)	$241
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Brookfield Renewable’s effective income tax (expense) recovery for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2013	2012	2011
Statutory income tax (expense) recovery(1)	$(76)	$47	$173
(Reduction) increase resulting from:
Increase in tax assets not recognized	(20)	(23)	(21)
Deemed profit method differences in Brazil	12	7	11
Differences between statutory rate and future tax rate	69	25	15
Losses (gains) recorded not taxable to Brookfield Renewable	13	(24)	6
Other	1	8	(33)
Effective income tax (expense) recovery, before change in
Fund unit liability	$(1)	$40	$151
Change in Fund unit liability	-	-	(109)
Effective income tax (expense) recovery	$(1)	$40	$42

(1)            Statutory income tax (expense) recovery is calculated at the domestic rates applicable to the profits in the country concerned.

The above reconciliation has been prepared by aggregating the information for all of Brookfield  Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2013	2012
2014 to 2018	$1	$1
2019 and thereafter	62	71
	$63	$72
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2013	(loss)	in Equity	Combinations	Exchange	2013
Non-capital losses	$270	$32	$7	$41	$(9)	$341
Amount available for future
deductions	131	(13)	-	-	(8)	110
Difference between tax and carrying
value	(2,669)	(1)	97	(123)	97	(2,599)
Net deferred tax (liabilities) assets	$(2,268)	$18	$104	$(82)	$80	$(2,148)

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2012	(loss)	in Equity	Combinations	Exchange	2012
Non-capital losses	$168	$97	$-	$-	$5	$270
Amount available for future
deductions	138	(14)	-	-	7	131
Difference between tax and carrying
value	(2,367)	(29)	(225)	(2)	(46)	(2,669)
Net deferred tax (liabilities) assets	$(2,061)	$54	$(225)	$(2)	$(34)	$(2,268)

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2011	(loss)	in Equity	Combinations	Exchange	2011
Non-capital losses	$124	$44	$-	$-	$-	$168
Capital losses	5	(5)	-	-	-	-
Amount available for future
deductions	147	(9)	-	-	-	138
Difference between tax and carrying
value	(2,424)	20	241	-	(204)	(2,367)
Net deferred tax (liabilities) assets	$(2,148)	$50	$241	$-	$(204)	$(2,061)

The deferred income tax liabilities includes $2,283 million (2012: $2,395 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

16.  OTHER LONG-TERM liabilities

Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2013	2012
Concession payment liability	$89	$101
Decommissioning retirement obligations	28	27
Pension obligations (Note 20)	33	47
Other	13	13
	$163	$188

At December 31, 2013, Brookfield Renewable recorded a liability associated with a future obligation relating to concession payments of $89 million (2012: $101 million).  The future obligation is being settled through monthly payments made over the concession term. In 2013 $1 million (2012: $1 million) of concessions payments were made to the Brazilian Federal Government. See Note 12 - Other long-term assets for additional details regarding water rights.

Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The estimated cost of decommissioning activities is based on a third party assessment.  The decommissioning retirement obligation of $28 million at December 31, 2013 (2012: $27 million), has been established for wind operation sites in Canada and United States that are expected to be restored between the years 2031 to 2064.

17. CAPITAL MANAGEMENT

Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its unitholders. Brookfield Renewable’s capital is monitored through total debt to total debt plus equity which is defined as the total long-term debt and credit facilities divided by total long-term debt and credit facilities plus equity.

Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt to capitalization ratios.  Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their property-specific borrowings. These covenants vary from one agreement to another and include ratios that address debt service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.

Financial covenants associated with Brookfield Renewable’s various banking and debt arrangements are reviewed regularly and controls are in place to maintain compliance with these covenants. Brookfield Renewable complied with all financial covenants for the years ended December 31, 2013, 2012 and 2011.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Brookfield Renewable’s strategy during 2013, which was unchanged from 2012, was to maintain the measure set out in the following schedule as at December 31:

(MILLIONS)	2013	2012
Total debt
Current portion of long-term debt	$517	$532
Long-term debt and credit facilities	6,106	5,587
	6,623	6,119
Deferred income tax liability, net(1)	2,148	2,268
Preferred equity	796	500
Participating non-controlling interests - in operating subsidiaries	1,303	1,028
General partnership interest in a holding subsidiary held by
Brookfield	54	63
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units held by Brookfield	2,657	3,070
Limited partners' equity	2,726	3,147
Total capitalization(2)	$16,307	$16,195
Debt to total capitalization	41%	38%

(1)            Deferred income tax liability minus deferred income tax asset.

(2)            Total debt plus deferred income tax liability, net of deferred income tax assets, non-controlling interests, and limited partners’ equity.

18. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2013	2012
Preferred equity	$796	$500
Participating non-controlling interests - in operating subsidiaries	1,303	1,028
General partnership interest in a holding subsidiary held by Brookfield	54	63
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,657	3,070
Total	$4,810	$4,661

Preferred equity

Brookfield Renewable’s preferred equity as at December 31, consists of Class A Preference Shares as follows:

			Earliest
		Cumulative	permitted	Dividends declared
	Shares	Dividend	redemption	For the year ended
(MILLIONS)	Outstanding	Rate	date	2013	2012	2013	2012
Series 1	10	5.25%	Apr 30, 2015	$13	$13	$234	$250
Series 3	10	4.40%	Jul 31, 2019	11	3	234	250
Series 5	7	5.00%	Apr 30, 2018	8	-	164	-
Series 6	7	5.00%	Jul 31, 2018	5	-	164	-
	34			$37	$16	$796	$500

The holders of the Series 1 preferred shares are entitled to receive fixed cumulative dividends at an annual rate of C$1.3125 per share, a yield of 5.25% for the initial period ending April 30, 2015. The

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

dividend rate will reset on April 30, 2015 and every five years thereafter at a rate equal to the then five-year Government of Canada Bond yield plus 2.62%.

The holders of the Series 3 preferred shares are entitled to receive fixed cumulative dividends at an annual rate of C$1.10 per share, a yield of 4.4% for the initial period ending July 31, 2019.  The dividend will reset on July 31, 2019 and every five years thereafter at a rate equal to the then five-year Government of Canada Bond yield plus 2.94%.

In January 2013 and May 2013, Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) issued 7 million of Series 5 and 7 million of Series 6 perpetual preferred shares, respectively, at a price of C$25 per share. The holders of the preferred shares are entitled to receive fixed cumulative dividends at an annual rate of C$1.25 per share, for a yield of 5%.

Brookfield Renewable, BRELP and certain holding company subsidiaries fully and unconditionally guarantee the payment of dividends on all of the Class A Preference Shares, the amount due on redemption, and the amounts due on the liquidation, dissolution or winding-up of BRP Equity.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2013, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield
	Infrastructure	Infrastructure	The Catalyst	Brascan
(MILLIONS)	Fund	Fund	Group	Energetica	Other	Total
As at December 31, 2010	$-	$-	$143	$63	$-	$206
Net income (loss)	1	-	5	5	-	11
OCI	173	-	16	11	-	200
Acquisitions	209	-	-	-	14	223
Distributions	-	-	(14)	(5)	(6)	(25)
Other	(3)	-	17	-	-	14
As at December 31, 2011	$380	$-	$167	$74	$8	$629
Net income (loss)	(44)	-	2	2	-	(40)
OCI	24	-	(28)	(7)	25	14
Acquisitions	447	-	-	(9)	8	446
Distributions	-	-	(18)	(6)	-	(24)
Other	(1)	-	-	4	-	3
As at December 31, 2012	$806	$-	$123	$58	$41	$1,028
Net income	21	1	18	1	-	41
OCI	133	(2)	(26)	(10)	4	99
Acquisitions and contributions	51	214	-	-	-	265
Distributions	(119)	-	-	(3)	-	(122)
Other	(1)	(6)	1	-	(2)	(8)
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Interests held by third parties	75-80%	50%	25%	20-30%	24-50%

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

	Brookfield
	Americas	Brookfield
	Infrastructure	Infrastructure	The Catalyst
(MILLIONS)	Fund	Fund	Group	Other	Total
Interests held by third parties	75-80%	50%	25%	20-50%
Place of business				United States
	United States			Brazil
	Brazil	United States	United States	Canada
For the year ended December 31, 2011:
Revenue	$14	$-	$188	$44	$246
Net income (loss)	1	-	65	21	87
Total comprehensive income	233	-	122	98	453
Net income allocated to
non-controlling interests	1	-	5	5	11
Carrying value of third party interests	$380	$-	$167	$82	$629

For the year ended December 31, 2012:
Revenue	$86	$-	$137	$30	$253
Net income (loss)	(55)	-	10	6	(39)
Total comprehensive (loss) income	(60)	-	(103)	111	(52)
Net (loss) income allocated to
non-controlling interests	(44)	-	2	2	(40)
As at December 31, 2012:
Property, plant and equipment, at fair value	$1,756	$-	$1,166	$472	$3,394
Total assets	1,919	-	1,242	626	3,787
Total borrowings	787	-	630	60	1,477
Total liabilities	884	-	646	84	1,614
Carrying value of third party interests	$806	$-	$123	$99	$1,028

For the year ended December 31, 2013:
Revenue	$195	$74	$188	$25	$482
Net income	23	2	72	2	99
Total comprehensive income (loss)	258	(1)	(15)	2	244
Net income allocated to
non-controlling interests	21	1	18	1	41
As at December 31, 2013:
Property, plant and equipment, at fair value	$1,841	$735	$1,039	$520	$4,135
Total assets	1,973	794	1,161	575	4,503
Total borrowings	784	349	578	56	1,767
Total liabilities	830	379	597	80	1,886
Carrying value of third party interests	$891	$207	$116	$89	$1,303
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that distributions exceed $0.375 per unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable Partnership Units issued by BRELP. The Redeemable/Exchangeable Partnership Units are held 100% by Brookfield Asset Management, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable Partnership Units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable Partnership Units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable Partnership Units are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. Both the LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable Partnership Units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

Consistent with the basis of presentation for the Combination (Note 2(b) (ii)), income (loss) attributable to Redeemable/Exchangeable Partnership Units held by Brookfield Asset Management has been calculated as if the Redeemable/Exchangeable Partnership Units had always been issued and outstanding.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield:

(MILLIONS)	2013	2012	2011
For the year ended December 31:
Revenue	$1,706	$1,309	$1,169
Net income (loss)	215	(95)	(451)
Comprehensive (loss) income	(333)	332	615
Net income (loss) allocated to(1):
General partnership interests held by Brookfield	1	(1)	(5)
Redeemable/Exchangeable units held by Brookfield	67	(35)	(232)
As at December 31:
Property, plant and equipment, at fair value	$15,741	$15,702
Total assets	16,977	16,925
Total borrowings	6,623	6,119
Total liabilities	9,441	9,117
Carrying value of(2):
General partnership interests held by Brookfield	54	63
Redeemable/Exchangeable units held by Brookfield	2,657	3,070

(1)         Allocated based on weighted-average General partnership units, Redeemable/Exchangeable units and LP units of 2.7 million, 129.7 million, and 132.9 million, respectively (2012: 2.7 million, 129.7 million, and 132.9 million, respectively; 2011: 2.7 million, 129.7 million, and 132.8 million, respectively).

(2)         Allocated based on outstanding General partnership units, Redeemable/Exchangeable units and LP units of 2.7 million, 129.7 million, and 133.0 million, respectively (2012: 2.7 million, 129.7 million, and 132.9 million, respectively).

As at December 31, 2013, General Partnership Units and Redeemable/Exchangeable Partnership Units outstanding were 2,651,506 (2012: 2,651,506) and 129,658,623 (2012: 129,658,623), respectively.

For the year ended December 31, 2013, BRELP declared $4 million in distributions on the general partnership interest (2012: $4 million and 2011: $1 million) and no incentive distributions have been paid since the Combination. For the year ended December 31, 2013, BRELP declared distributions on the Redeemable/Exchangeable Partnership Units held by Brookfield of $188 million (2012: $179 million and 2011: $43 million).

19. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at December 31, 2013, LP Units outstanding were 132,984,913 (2012: 132,901,916) including 40,026,986 (2012: 48,091,986) held by Brookfield Asset Management. General partnership interests represent 0.01% of Brookfield Renewable.

Consistent with the basis of presentation for the Combination (Note 2(b) (ii)), net loss per LP Unit has been calculated as if the LP Units had always been issued and outstanding.

During 2012, a distribution re-investment plan was implemented, allowing holders of LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. During the year ended December 31, 2013, 82,997 LP Units were issued (2012: 74,792 LP Units).

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

For the year ended December 31, 2013, Brookfield Renewable declared distributions on its LP Units of $193 million or $1.45 per LP Unit (2012: $183 million or $1.38 per LP Unit).

The composition of the distribution is presented in the following table:

(MILLIONS)	2013	2012
Brookfield Asset Management	$58	$66
External LP Unitholders	135	117
	$193	$183

During 2011, the Fund made distributions of $103 million consisting of $33 million paid to Brookfield and $70 million paid to the external unitholders of the Fund. In December 2011, Brookfield Renewable declared distributions on LP Units of $45 million ($0.3375 per LP Unit) payable on January 31, 2012, consisting of $21 million payable to Brookfield Asset Management and $24 million payable to external unitholders of Brookfield Renewable.

Unitholder distributions were increased from $1.35 per unit to $1.38 per unit in March 2012 and increased further to $1.45 per unit in March 2013, on an annualized basis.

Transactions related to the Combination

This note should be read in conjunction with Note 2 (b) - Basis of presentation. Brookfield Renewable’s consolidated balance sheet was adjusted for the effects of the following transactions that took place on the effective date of the Combination:

Settlement of the Fund unit liability

At December 31, 2010, Brookfield Renewable recorded a $1,355 million liability relating to the Fund unit liability. In 2010, Brookfield reduced its ownership in the Fund from 50.01% to 34%, on a fully-exchanged basis. Through various management, administration, agency and PPAs with the Fund, along with BRPI’s 34% ownership interest, BRPI continued to control the Fund, and therefore, consolidated its results. As at the date of the Combination, the Fund units, not previously owned by Brookfield, were transferred to Brookfield Renewable. The transfer was completed at fair value and satisfied by the issuance of LP Units of Brookfield Renewable. The result of this transaction is to reflect the settlement of the Fund unit liability at the date of the Combination of $1,568 million and the LP Units issued to satisfy the transfer are treated as equity of Brookfield Renewable.  As a result of the Combination, $767 million of equity was allocated to the Redeemable/Exchangeable Partnership Units to reflect the relative interests of Brookfield Renewable and Brookfield Asset Management in BRELP.  For the year ended December 31, 2011, and prior to the Combination, Brookfield Renewable recorded a mark-to-market loss of $306 million and expensed $70 million of distributions to external unitholders of the Fund.

Settlement of related party balances

Brookfield Renewable settled certain intercompany loans and transactions with Brookfield. The consolidated balance sheets include the reduction in amounts due from and amounts due to related parties, as they were exchanged for LP Units in lieu of a cash settlement.

Derivative balance

Amendments were made to certain energy revenue agreements with the related parties which resulted in those agreements no longer meeting the derivatives definition under the IFRS. Since this change arose from the common control reorganization with Brookfield Asset Management the amounts were adjusted directly into equity.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

20. PENSION AND EMPLOYEE FUTURE BENEFITS

Brookfield Renewable offers a number of pension plans to its employees, as well as certain health care, dental care, life insurance and other benefits to certain retired employees pursuant to Brookfield Renewable’s policy.  The plans are funded by contributions from Brookfield Renewable and from plan members.  Pension benefits are based on length of service and final average earnings and some plans are indexed for inflation after retirement. The pension plans relating to employees of Brookfield Renewable have been included in the consolidated financial statements.

The Brookfield Renewable Pension Governance Committee (BRGC) is responsible for the implementation of strategic decisions and monitoring of the administration of Brookfield Renewable’s defined benefit pension plans.  Specifically, the BRGC will establish the investment strategies, approve the funding policies as well as assess that Brookfield Renewable has complied with all applicable law, fiduciary, reporting and disclosure requirements.

Actuarial valuations for Brookfield Renewable’s pension plans are required as per governing provincial or federal regulations. For Québec and the United States registered plans, actuarial valuations are required annually. For Ontario registered plans, actuarial valuations are required on a triennial basis if the funding level of the plan is above a certain threshold. Currently, all Ontario registered plans are on a triennial schedule. The dates of the most recent actuarial valuations for Brookfield Renewable’s pension and non-pension benefit plans range from December 31, 2010 to January 1, 2013. Brookfield Renewable measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.

The benefit liabilities represent the amount of pension and other employee future benefits that Brookfield Renewable’s employees and retirees have earned at year-end. The benefit obligation under these plans is determined through periodic actuarial reports which were based on the assumptions indicated in the following table.

Actuarial assumptions as at December 31:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
	2013		2012		2011
	(%)		(%)		(%)
Discount rate(1)	4.0 - 5.0	4.9 - 5.0	3.5 - 4.5	4.1 - 4.5	4.2 - 5.3	4.5 - 5.3
Rate of price inflation(1)	2.0 - 2.5	N/A	2.0 - 2.8	N/A	2.5 - 2.8	N/A
Rate of compensation
increases(1)	2.5 - 4.0	3.0 - 3.0	3.0 - 4.0	3.0 - 3.0	3.5 - 4.0	3.5 - 4.0
Health care trend rate(2)	N/A	6.5 - 7.7	N/A	6.4 - 7.8	N/A	6.6 - 7.8

(1)         Determined on a weighted-average basis.

(2)         Assumed immediate trend rate at year end.

Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the long-term rate of return on plan assets, discount rates, rate of compensation increases and other assumptions. The discount rate, rate of price inflation and inflation-linked assumptions and health care cost trend rate are the assumptions that generally have the most significant impact on the benefit obligations.

The discount rate for benefit obligation purposes is the rate at which the pension obligation could be effectively settled. Rate of compensation increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

A 50 basis point change in the assumptions mentioned before, used for the calculation of the benefit obligations as at December 31, 2013, would result in the following increase (decrease) of the benefit obligations:

	Defined benefit	Non-pension
(MILLIONS)	pension plans	benefit plans
Discount rate
50 basis point increase	(4)	(2)
50 basis point decrease	6	2
Rate of price inflation and inflation-linked assumptions
50 basis point increase	3	N/A
50 basis point decrease	(3)	N/A
Health care cost trend rate
50 basis point increase	N/A	2
50 basis point decrease	N/A	(1)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Expense recognized in the Consolidated statements of income (loss) and Consolidated statements of comprehensive income (loss) for the year ended December 31:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2013		2012		2011
Current service costs	$2	$1	$2	$1	$2	$1
Past service costs	1	(1)	-	2	-	-
Interest expense	1	1	1	1	1	1
Administrative expenses	1	-	1	-	1	-
Recognized in consolidated
statement of income (loss)	5	1	4	4	4	2
Remeasurement on the net
defined benefit liability:
Return on plan assets	(7)	-	(2)	-	3	-
Actuarial changes arising
from changes in
demographic assumptions	2	-	-	1	-	(2)
Actuarial changes arising
from changes in
financial assumptions	(4)	(3)	7	2	5	1
Experience adjustments	-	-	1	(1)	(1)	-
Exchange differences
Recognized in consolidated
statement of comprehensive
income (loss)	(9)	(3)	6	2	7	(1)
Total	$(4)	$(2)	$10	$6	$11	$1

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The amounts included in the consolidated balance sheets arising from Brookfield Renewable’s obligations in respect of its defined benefit plans are as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2013		2012		2011
Present value of defined
benefit obligation	$80	$27	$82	$29	$73	$23
Fair value of plan assets	(74)	-	(64)	-	(56)	-
Net liability	$6	$27	$18	$29	$17	$23

Defined benefit obligations

The movement in the defined benefit obligation for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2013		2012		2011
Balance, beginning of year	$82	$29	$73	$23	$66	$23
Current service cost	2	1	2	1	2	1
Past service cost	1	(1)	-	2	-	-
Interest expense	4	1	4	1	4	1
Remeasurement losses (gains)
Actuarial changes arising
from changes in
demographic assumptions	2	-	-	1	-	(2)
Actuarial changes arising
from changes in
financial assumptions	(4)	(3)	7	2	5	1
Experience adjustments	-	-	1	(1)	(1)	-
Benefits paid	(3)	(1)	(3)	(1)	(2)	(1)
Business combination	-	1	(2)	-	-	-
Exchange differences	(4)	-	-	1	(1)	-
Balance, end of year	$80	$27	$82	$29	$73	$23

Expected contributions to the defined pension plans for the year ended December 31, 2014 are $8 million.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

Fair value of plan assets

The movement in the fair value of plan assets for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2013		2012		2011
Balance, beginning of year	$64	$-	$56	$-	$53	$-
Interest income	3	-	3	-	3	-
Return on plan assets	7	-	2	-	(3)	-
Employer contributions	7	1	7	1	6	1
Business combination	-	-	(2)	-	-	-
Benefits paid	(3)	(1)	(3)	(1)	(2)	(1)
Exchange differences	(4)	-	1	-	(1)	-
Balance, end of year	$74	$-	$64	$-	$56	$-

The composition of plan assets as at December 31 is as follows:

	2013	2012
	(%)	(%)
Asset category:
Equity securities	69	66
Debt securities	31	34
	100	100

21. DIRECT OPERATING COSTS

Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	2013	2012	2011
Operations, maintenance and administration	$331	$292	$254
Water royalties, property taxes and other	137	112	97
Fuel and power purchases	42	64	44
Energy marketing fees (Note 9)	20	18	12
Total direct operating costs	$530	$486	$407

The remuneration of key management personnel of Brookfield Renewable for the years ended December 31, was as follows:

(MILLIONS)	2013	2012	2011
Share-based benefits	$6	$7	$6
Salaries and benefits	3	3	3
	$9	$10	$9

Key management personnel include those individuals having authority and responsibility for planning, directing and controlling the activities of Brookfield Renewable, directly or indirectly. Key management personnel include the Chairman, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. Share-based benefits relate to costs allocated from Brookfield Asset Management.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

22. SUPPLEMENTAL INFORMATION

The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2013	2012
Trade receivables and other current assets	$47	$(36)
Accounts payable and accrued liabilities	(42)	17
Other assets and liabilities	(4)	(3)
	$1	$(22)

23.  subsidiary public issuers

As a result of the Combination, Brookfield Renewable created Brookfield Renewable Energy Partners ULC (formerly BRP Finance ULC) (“BREP Finance”) to contractually assume BRPI’s term notes with maturities ranging from 2016 and 2036 with a principal value of C$1.1 billion. BREP Finance assumed these term notes, including accrued interest, in exchange for an interest-bearing demand promissory note issued by another wholly-owned subsidiary of Brookfield Renewable. Subsequently, in February 2012, BREP Finance issued C$400 million of 10-year term corporate notes. The term notes payable by BREP Finance are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

See Note 14 – Long-term debt and credit facilities for additional details regarding issuances of mid-term corporate notes. See Note 18 – Non-controlling interests for additional details regarding the issuances of Class A Preference Shares.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and BREP Finance:

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at December 31, 2013:
Current assets	$48	$-	$1,429	$610	$(1,483)	$604
Long-term assets	2,728	785	-	16,365	(3,505)	16,373
Current liabilities	50	10	17	2,256	(1,435)	898
Long-term liabilities	-	-	1,406	7,914	(777)	8,543
Preferred equity	-	796	-	-	-	796
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,303	-	1,303
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,657	-	2,657
As at December 31, 2012:
Current assets	$46	$-	$1,528	$530	$(1,582)	$522
Long-term assets	3,153	495	-	16,398	(3,643)	16,403
Current liabilities	52	7	16	2,468	(1,582)	961
Long-term liabilities	-	-	1,506	7,142	(492)	8,156
Preferred equity	-	500	-	-	-	500
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,028	-	1,028
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	3,070	-	3,070

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the year ended Dec 31, 2013
Revenues	$-	$-	$-	$1,706	$-	$1,706
Net income (loss)	69	-	-	215	(69)	215
For the year ended Dec 31, 2012
Revenues	$-	$-	$-	$1,309	$-	$1,309
Net (loss) income	(35)	-	(2)	(93)	35	(95)
For the year ended Dec 31, 2011
Revenues	$-	$-	$-	$1,169	$-	$1,169
Net (loss) income	(238)	-	2	(453)	238	(451)

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance, general partnership interest in a holding subsidiary held by Brookfield and participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

24.  segmented information

Brookfield Renewable operates renewable power assets, which include conventional hydroelectric generating assets located in the United States, Canada and Brazil, wind farms located in the United States and Canada and a pumped storage hydroelectric facility located in the United States. Brookfield Renewable also operates two natural gas-fired co-gen facilities. Management evaluates the business based on the type of power generation (Hydroelectric, Wind and Co-gen). Hydroelectric and wind are further evaluated by major region (United States, Canada and Brazil). “Equity-accounted investments” includes Brookfield Renewable’s interest in certain hydroelectric facilities. The “Other” segment includes CWIP and corporate costs.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by management in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 of these consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA and funds from operations. Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests. Funds from operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. Transactions between the reportable segments occur at fair value.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

	Hydroelectric			Wind energy		Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada
For the year ended Dec 31, 2013:
Revenues	$677	$399	$301	$125	$133	$71	$-	$1,706
Adjusted EBITDA	494	330	221	85	113	23	(58)	1,208
Interest expense - borrowings	(148)	(64)	(23)	(38)	(44)	-	(93)	(410)
Funds from operations prior to
non-controlling interests	343	266	181	47	69	23	(191)	738
Cash portion of non-controlling interests	(69)	-	(12)	(26)	-	-	(37)	(144)
Funds from operations	274	266	169	21	69	23	(228)	594
Depreciation	(140)	(85)	(156)	(65)	(77)	(12)	-	(535)
For the year ended Dec 31, 2012:
Revenues	$438	$272	$340	$58	$131	$70	$-	$1,309
Adjusted EBITDA	294	213	236	31	113	20	(55)	852
Interest expense - borrowings	(137)	(65)	(58)	(23)	(44)	-	(84)	(411)
Funds from operations prior to
non-controlling interests	159	148	162	8	69	20	(175)	391
Cash portion of non-controlling interests	(11)	-	(11)	(6)	-	-	(16)	(44)
Funds from operations	148	148	151	2	69	20	(191)	347
Depreciation	(116)	(81)	(152)	(38)	(75)	(21)	-	(483)
For the year ended Dec 31, 2011:
Revenues	$467	$237	$335	$-	$70	$60	$-	$1,169
Adjusted EBITDA	336	179	269	-	58	25	(63)	804
Interest expense - borrowings	(149)	(68)	(94)	-	(25)	-	(75)	(411)
Funds from operations prior to
non-controlling interests	189	116	160	-	33	25	(139)	384
Cash portion of non-controlling interests	(26)	-	(13)	-	-	-	(13)	(52)
Funds from operations	163	116	147	-	33	25	(152)	332
Depreciation	(130)	(151)	(138)	-	(35)	(14)	-	(468)
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The following table reconciles Adjusted EBITDA and funds from operations, presented in the above tables, to net income (loss) as presented in the consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	Notes	2013	2012	2011
Revenues	9	$1,706	$1,309	$1,169
Other income		11	16	19
Share of cash earnings from equity-accounted investments	10	21	13	23
Direct operating costs	21	(530)	(486)	(407)
Adjusted EBITDA		1,208	852	804
Interest expense - borrowings	24	(410)	(411)	(411)
Management service costs	9	(41)	(36)	(1)
Current income tax (expense) recovery	15	(19)	(14)	(8)
Funds from operations prior to non-controlling interests		738	391	384
Less: cash portion of non-controlling interests
Preferred equity		(37)	(16)	(13)
Participating non-controlling interests - in operating subsidiaries		(107)	(28)	(39)
Funds from operations		594	347	332
Add: cash portion of non-controlling interests		144	44	52
Depreciation	11	(535)	(483)	(468)
Unrealized financial instruments gain (loss)	8	37	(23)	(20)
Share of non-cash loss from equity-accounted investments	10	(12)	(18)	(13)
Deferred income tax (expense) recovery	15	18	54	50
Other	4	(31)	(16)	(8)
Loss on Fund unit liability	19	-	-	(376)
Net income (loss)		$215	$(95)	$(451)
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric			Wind energy		Equity-	Co-gen	Other	Total
						accounted
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	investments
As at December 31, 2013:
Property, plant and
equipment, at fair value	$5,771	$4,830	$2,205	$1,198	$1,250	$-	$46	$441	$15,741
Total assets	6,065	4,947	2,426	1,282	1,297	290	62	608	16,977
Total borrowings	2,157	1,143	238	647	721	-	-	1,717	6,623
Total liabilities	3,328	2,144	398	720	995	-	4	1,852	9,441
For the year ended
December 31, 2013:
Additions to property, plant
and equipment	715	206	-	430	-	-	-	255	1,606
As at December 31, 2012:
Property, plant and
equipment, at fair value	$5,244	$5,177	$2,570	$834	$1,415	$-	$70	$392	$15,702
Total assets	5,418	5,386	2,805	910	1,452	344	83	527	16,925
Total borrowings	1,784	1,126	348	460	629	-	-	1,772	6,119
Total liabilities	2,997	2,162	556	531	957	-	15	1,899	9,117
For the year ended
December 31, 2012:
Additions to property, plant
and equipment	621	85	147	610	14	-	5	-	1,482

The following information is about Brookfield Renewable’s equity accounted investments:

	Hydroelectric			Wind energy		Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada
As at December 31, 2013	$181	$51	$58	$-	$-	$-	$-	$290
As at December 31, 2012	$196	$81	$67	$-	$-	$-	$-	$344
Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

25.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2054.

Brookfield Renewable has recorded decommissioning retirement obligations associated with its power generating assets. Refer to Note 16 – Other long-term liabilities for details.

The remaining project costs on the 45 MW hydroelectric project in British Columbia are expected to be $26 million.

At the balance sheet date, Brookfield Renewable had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)	2014	2015	2016	2017	2018	Thereafter	Total
Operating leases	$17	$17	$17	$13	$13	$124	$201
Capital leases	-	-	-	1	1	47	49
Total	$17	$17	$17	$14	$14	$171	$250

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Guarantees

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 14 – Long-term debt and credit facilities. As at December 31, 2013, letters of credit issued by subsidiaries of Brookfield Renewable amounted to $93 million.

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services.  Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees.  The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

26.  subsequent eventS

In January 2014, Brookfield Renewable completed the acquisition of a 70 MW hydroelectric portfolio in Maine consisting of nine facilities which are expected to generate approximately 400 GWh annually. In February 2014, $140 million of financing was obtained with a private placement bond that matures in 2024. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% interest in the portfolio.

In January 2014, Brookfield Renewable acquired, with institutional partners, the remaining 50% interest in the 30 MW Malacha Hydro facility in California. Brookfield Renewable will retain an approximate 22% interest in the facility.

In January 2014, the $279 million bridge loan associated with the recently acquired 360 MW operating hydroelectric portfolio located in Maine was refinanced to 2017 at LIBOR plus 2.25%.

In February 2014, Brookfield Renewable announced an agreement to acquire a 33% economic and 50% voting interest in a 417 MW hydroelectric facility in Pennsylvania. This facility is expected to generate approximately 1,100 GWh annually. The acquisition is being pursued with institutional partners, and Brookfield Renewable’s share of the acquired interest is approximately 40%. This transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the first quarter of 2014.

In February 2014, Brookfield Renewable announced an increase in unitholder distributions to $1.55 per unit on an annualized basis, an increase of ten cents per unit, to take effect with the first quarter distribution payable in March 2014.

Brookfield Renewable Energy Partners L.P.	Annual Report	December 31, 2013

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  +1(441) 294-3304

Fax: +1(441) 516-1988

www.brookfieldrenewable.com

Officers of Brookfield Renewable Energy Partners L.P.’s Service Provider, BRP Energy Group L.P.

Harry Goldgut

Chairman of BRE Group

Richard Legault

President and Chief Executive Officer

Sachin Shah

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: 1 (800) 564-6253

Fax Toll Free: 1 (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Energy Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

TSX:    BEP.UN (L.P. Units)

NYSE: BEP (L.P. Units)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
www.brookfieldrenewable.com  for more information. The 2013 Annual Report is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in Canada and United States through SEDAR at www.sedar.com  and through EDGAR at www.sec.gov.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
unitholderenquiries@brookfieldrenewable.com

TSX:

BEP.UN

NYSE:

BEP

www.brookfieldrenewable.com